UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

ITEM
1.	Notice to shareholders, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on July 27, 2020, regarding the issuance of new common shares in connection with the exercise of stock options.

2.	Minutes of the board of directors meeting held on July 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on July 27, 2020.

3.	Call notice for the extraordinary general shareholders meeting to be held on August 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on July 28, 2020.

4.	Manual for participation in the extraordinary general shareholders meeting to be held on August 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on July 28, 2020.

5.	Management proposal for the extraordinary general shareholders meeting to be held on August 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on July 28, 2020.

6.	Distance voting ballot for the extraordinary general shareholders meeting to be held on August 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on July 28, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: July 28, 2020

Item 1

Notice to shareholders, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on July 27, 2020, regarding the issuance of new common shares in connection with the exercise of stock options.

NATURA &CO HOLDING S.A. Publicly-Held Company CNPJ/ME No. 32.785.497/0001-97 NIRE 35.300.531.582

NOTICE TO SHAREHOLDERS

Communication on Capital Increase from Exercise of Options

NATURA &CO HOLDING S.A. (B3: NTCO3, NYSE: NTCO) (“Natura &Co” or “Company”), pursuant to Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), and the rules set out by the Brazilian Securities Commission (“CVM”), specially CVM Ruling No. 358, of January 3, 2002, as amended, hereby informs its shareholders and the market in general that, in a meeting held on this date, the Company’s Board of Directors approved the issuance of new common shares, without par value, carried out during the period from July 1, 2020 to July 22, 2020, deriving from the exercise of options for the purchase or subscription of common shares issued by the Company, by the Company’s management and employees, as well as by the management and employees of its subsidiaries, directly or indirectly, who are participants of the current long-term incentive plans (“LTI Plans”), as per article 6, second paragraph, of the Company’s Bylaws and the amount of the Company’s new share capital, as a result of the above.

In view of the limit of the authorized capital of the Company, as established on article 6 of the Company’s Bylaws, the issuance, without preemptive rights, of 723,766 (seven hundred and twenty-three thousand and seven hundred and sixty-six) shares, subscribed by the Company’s management and employees during the period of July 1, 2020 to July 22, 2020, deriving from the exercise of options for the purchase or subscription of common shares issued by the Company, by the Company’s management and employees, as well as by the management and employees of its subsidiaries, directly or indirectly, who are participants of the LTI Plans (“LTI Capital Increase”), was approved. The new shares shall be entitled to, in equal conditions of the shares currently issued, all its aspects and benefits, including dividends, interest on net equity and eventual capital compensations that may be distributed by the Company as of its date of issuance.

In accordance with article 5 of Exhibit 30-XXXII of CVM Ruling No. 480, of December 7, 2009, detailed information about the LTI Capital Increase is presented in the Exhibit to this Notice to Shareholders.

As a result of the LTI Capital Increase, the share capital of the Company goes from R$6,921,929,771.61 (six billion, nine hundred and twenty-one thousand, nine hundred and twenty-nine, seven hundred and seventy-one Reais and sixty-one cents), represented by 1,251,392,669 (one billion, two hundred and fifty-one million, three hundred and ninety-two thousand, six hundred and sixty-nine) common shares, all registered, book-entry and with no par value, to R$6,939,587,950.23 (six billion, nine hundred and thirty-nine million, five hundred and eighty-seven thousand, nine hundred and fifty Reais and twenty-three cents), represented by 1,252,116,435 (one billion, two hundred and fifty-two million, one hundred and sixteen thousand and four hundred and thirty-five) common shares, all registered, book-entry and with no par value.

Additional information can be obtained with Natura &Co’s Investor Relations Department, by phone +55 (11) 4389-9700 or by e-mail: ri@natura.net.

São Paulo, July 27, 2020.

Viviane Behar de Castro Investor Relations Officer

EXHIBIT

EXHIBIT 30-XXXII OF CVM RULING 480

Communication about the capital increase deriving from stock option plan, as approved by the board of directors, pursuant to article 5 of Exhibit 30-XXXIII of CVM Ruling 480

I.       Date of the Shareholders’ Meeting at which the Stock Option Plan was approved

The Company’s shareholders approved at an extraordinary general meeting held on December 13, 2019, the Stock Option Purchase or Subscription Program of the Company, replacing the program originally approved at the extraordinary general meeting of Natura Cosméticos S.A. (“Natura Cosméticos”) held on March 23, 2009; Stock Option Purchase or Subscription Program of the Company, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on February 6, 2015 and as amended at an extraordinary general meeting held on April 12, 2019; Restricted Stock Option Program of the Company, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on February 6, 2015; Stock Option Purchase or Subscription for Strategy Acceleration Program, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting of Natura Cosméticos held on July 27, 2015; Second Restricted Stock Option Program of the Company, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on November 30, 2017 and as amended at an extraordinary general meeting held on April 12, 2019; Second Stock Option Purchase or Subscription for Strategy Acceleration Program, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on November 30, 2017; Coinvestment Program, replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on April 12, 2019; Long-Term Incentive Program (“LTIP”), replacing the program originally approved at Natura Cosméticos’ extraordinary general meeting held on April 12, 2019. The Board of Directors approved on December 13, 2019, the Stock Option Purchase or Subscription Plan of Natura Cosméticos S.A. – Calendar Year of 2013; the Stock Option Purchase or Subscription Plan of Natura Cosméticos S.A. – Calendar Year of 2014; the Stock Option Purchase or Subscription Plan of Natura Cosméticos S.A. – Calendar Year of 2015; the Stock Option Purchase or Subscription Plan of Natura Cosméticos S.A. – Calendar Year of 2016; the Stock Option Purchase or Subscription Plan of Natura Cosméticos S.A. – Calendar Year of 2017; the Stock Option Purchase or Subscription Plan of Natura Cosméticos S.A. – Calendar Year of 2018; the Stock Option Purchase or Subscription Plan of Natura Cosméticos S.A. – Calendar Year of 2019; Restricted Stock Option Plan – Calendar Year of 2016; Restricted Stock Option Plan – Calendar Year of 2017; Restricted Stock Option Plan – Calendar Year of 2018; Restricted Stock Option Plan – Calendar Year of 2019; Stock Option Purchase or Subscription for Strategy Acceleration Plan – Calendar Year of 2015; Stock Option Purchase or Subscription for Strategy Acceleration Plan – Calendar Year of 2016; Stock Option Purchase or Subscription for Strategy Acceleration Plan – Calendar Year of 2017; Restricted Stock Option Plan – Calendar Year of 2018; Restricted Stock Option Plan – Calendar Year of 2019; Stock Option Purchase or Subscription for Strategy Acceleration Plan – Calendar Year of 2018; Stock Option Purchase or Subscription for Strategy Acceleration Plan – Calendar Year of 2019; Long-Term Incentive Plan – Calendar Year of 2019; on January 3, 2020, the Stock Option Avon; and on March 27, 2020, the approval of the terms and conditions of the Coinvestment Plan 2020 – Gross Option; and Coinvestment Plan 2020 – Management (jointly “LTI Plans”).

II.       Capital increase amount and new share capital

As a result of the exercise of options to purchase of shares, the Company’s share capital was increased by R$ 17,658,178.62 (seventeen million, six hundred and fifty-eight thousand, one hundred and seventy-eight Reais and sixty-two cents) between July 1, 2020 to July 22, 2020.

Hence, the share capital of the Company goes from R$6,921,929,771.61 (six billion, nine hundred and twenty-one thousand, nine hundred and twenty-nine, seven hundred and seventy-one Reais and sixty one cents) to R$6,939,587,950.23 (six billion, nine hundred and thirty-nine million, five hundred and eighty-seven thousand, nine hundred and fifty Reais and twenty-three cents).

(c)       Number of Shares issued of each species and class

Within the scope of the LTI Plans, 723,766 (seven hundred and twenty-three thousand and seven hundred and sixty-six) new registered common shares were issued, without par value, which will be entitled to, in equal conditions with the shares currently issued, all aspects and benefits, including dividends, interest on net equity and eventual compensations that may be distributed by the Company. Hence, the total number of registered common shares, without par value, issued by the Company, will be of 1,252,116,435 (one billion, two hundred and fifty-two million, one hundred and sixteen thousand and four hundred and thirty-five) registered common shares, without par value, on July 27, 2020.

(d)       Issuance Price of the New Shares

Within the scope of the LTI Plans, the new common shares were issued at the following issuance prices:

• Stock Option Avon, in the amount of 17,398 shares at the issuance price of R$36.37 per share;

• Stock Options Plan 2016, in the amount of 25,976 shares at the issuance price of R$12.71 per share;

• Stock Options Plan 2017, in the amount of 4,298 shares at the issuance price of R$12.46 per share;

• Stock Options Plan 2018, in the amount of 3,388 shares at the issuance price of R$16.83 per share;

• Stock Option Purchase or Subscription for Strategy Acceleration Plan 2016, in the amount of 165,000 shares at the issuance price of R$11.28 per share; and

• Coinvestment Plan 2020 – Gross Option, in the amount of 507,706 shares at the issuance price of R$29.00 per share.

(e)       Closing price of each shares’ types and classes in the markets in which they are traded

(i)        minimum, average and maximum closing price of each year, in the last three (3) years:

	2017	2018	2019	2020(2)
Minimum(1)	R$ 11.30	R$ 13.03	R$ 20.05	R$ 21.25
Average(1)	R$ 14.43	R$ 16.40	R$ 28.71	R$ 38.78
Maximum(1)	R$ 17.73	R$ 22.50	R$ 39.85	R$ 50.89

(1) Historical data adjusted to reflect the share bonus approve at the General Shareholders’ meeting of September 17, 2019, at the rate of 1 new share per 1 common share existing at the base date of September 17, 2019.

(2) Until July 24, 2020.

(ii)        minimum, average and maximum closing price of each quarter, in the last two (2) years:

	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19*	4Q19	1Q20	2Q20	3Q20(2)
Minimum(1)	R$ 14.80	R$ 13.03	R$ 13.77	R$ 20.05	R$ 21.93	R$ 27.55	R$ 30.20	R$ 21.25	R$ 23.19	R$ 39.68
Average(1)	R$ 16.43	R$ 14.42	R$ 18.07	R$ 23.10	R$ 26.42	R$ 31.58	R$ 33.50	R$ 41.26	R$ 35.44	R$ 41.54
Maximum(1)	R$ 18.90	R$ 15.63	R$ 22.50	R$ 24.94	R$ 30.75	R$ 36.55	R$ 39.85	R$ 50.89	R$ 42.34	R$ 43.48

(1) Historical data adjusted to reflect the share bonus approve at the General Shareholders’ meeting of September 17, 2019, at the rate of 1 new share per 1 common share existing at the base date of September 17, 2019.

(2) Until July 24, 2020.

(iii)       minimum, average and maximum closing price of each month, in the last six (6) months:

	jan/19	feb/19	mar/20	apr/20	may/20	jun/20	jul/20(1)
Minimum	R$ 38.33	R$ 44.98	R$ 21.25	R$ 23.19	R$ 32.05	R$ 37.91	R$ 39.68
Average	R$ 45.01	R$ 48.13	R$ 31.91	R$ 30.97	R$ 34.70	R$ 40.41	R$ 41.54
Maximum	R$ 49.38	R$ 50.89	R$ 44.81	R$ 36.32	R$ 38.70	R$ 42.34	R$ 43.48
(1) Until July 24, 2020.

(iv)       average closing price in the last ninety (90) days, considering July 22, 2020 as a base date: R$ 38.53 (thirty-eight Reais and fifty-three cents) – period of April 24, 2020 to July 24, 2020.

VI.       Potential dilution percentage resulting from the issuance

The dilution percentage of the current shareholders of the Company resulting from the capital increase was of 0.057803%, within the LTI Plans.

* * * * *

Item 2

Minutes of the board of directors meeting held on July 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on July 27, 2020.

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97	Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

Held on July 27, 2020

I.       Date, Time and Place: On July 27, 2020, at 3 p.m., by conference call.

II.       Call Notice: Waived due to the attendance, by conference call, of all members of the Board of Directors, under paragraph 2, article 15 of the Bylaws of Natura &Co Holding S.A. (“Company”), as amended on the date hereof at the Company’s extraordinary general meeting.

III.       Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, chairman of the meeting and co-chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, co-chairman of the Board of Directors; Pedro Luiz Barreiros Passos, co-chairman of the Board of Directors; Roberto de Oliveira Marques, executive chairman of the Board of Directors; Gilberto Mifano, independent director; Carla Schmitzberger, independent director; Fábio Colletti Barbosa, independent director, Jessica Dilullo Herrin, independent director; Ian Martin Bickley, independent director, Nancy Killefer, independent director, W. Don Cornwell, independent director, and Andrew George McMaster Jr., independent director. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.       Presiding Board: Mr. Guilherme Peirão Leal presided over the meeting, and invited Mr. Moacir Salzstein to act as secretary.

V.       Agenda: To resolve on (a) the issuance of new common shares, with no par value, carried out form July 1, 2020 to July 22, 2020, as a result of the exercise call options or subscription of common shares issued by the Company, by the management and employees of the Company, as well as by the management and employees of its subsidiaries, directly or indirectly, participants of the current long-term incentive plans (“Plans”), as authorized pursuant to article 6, paragraph 2, of the Company’s Bylaws; and (b) pursuant to article 20 of the Company’s Bylaws, upon the proposal to call a general meeting to: (1) reflect current share capital recorded at the meetings of the Board of Directors held on June 30, 2020 and on July 27, 2020 (date hereof), with the consequent amendment of Article 5 of the Bylaws; (2) change of the Company's authorized capital, with the consequent amendment of the main section of Article 6 of the Bylaws; (3) amendment of Article 11 of the Bylaws to reflect the possibility of General Meetings being installed and chaired by the Company's Corporate Governance Officer in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors; and (4) restatement of the Company’s Bylaws to reflect the modifications indicated above.

VI.        Resolutions: After discussions concerning the matters contained in the Agenda, the members of the Board of Directors unanimously approved:

(a) in view of the limit of the authorized capital of the Company, as established in article 6 of the Company’s Bylaws, the issuance, without preemptive rights, of seven hundred and twenty-three thousand and seven hundred and sixty-six (723,766) of new nominative common shares, with no par value, at the total payment price of seventeen million, six hundred and fifty eight thousand, one hundred and seventy eight reais and sixty two cents (R$ 17,658,178.62), subscribed by the Company’s management and employees during the period from July 1, 2020 to July 22, 2020, as a result of the exercise call options or subscription of common shares issued by the Company, by the management and employees of the Company, as well as by the management and employees of its subsidiaries, directly or indirectly, participants of the Plans. The new shares shall be entitled to, in equal conditions of the shares currently issued, all its aspects and benefits, including dividends and eventual capital compensations that may be distributed by the Company as of its date of issuance; and

(b) to recommend the approval, at a general meeting of the Company of the: (1) amendment of Article 5 of the Bylaws to reflect the current share capital recorded at the meetings of the Board of Directors held on June 30, 2020 and on July 27, 2020; (2) change of the Company's authorized capital, with the consequent amendment of the main section of Article 5 of the Bylaws, so that the share capital can be increased up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, regardless of a Bylaws amendment; (3) amendment of Article 11 of the Bylaws to reflect the possibility of General Meetings being installed and chaired by the Company's Corporate Governance Officer in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors; and (4) restatement of the Company’s Bylaws to reflect the modifications indicated above .

VII.       Closing: The Chairman thanked everyone for being present and declared the meeting adjourned, but first suspended the meeting so that these minutes could be drafted, which, after being read, discussed and found to be in order, were approved, according to votes cast by e-mails and signed by the board and by the attending board members.

São Paulo, July 27, 2020.

[signatures follow on the next page]

[signature page of the Minutes of the Board of Directors’ Meeting of Natura &Co Holding S.A., dated July 27, 2020]

Board:

____________________________________	____________________________________
Guilherme Peirão Leal Chairman	Moacir Salzstein Secretary

Board Members:

____________________________________	____________________________________
Antonio Luiz da Cunha Seabra	Guilherme Peirão Leal

____________________________________	____________________________________
Pedro Luiz Barreiros Passos	Roberto de Oliveira Marques

____________________________________	____________________________________
Gilberto Mifano	Fábio Colletti Barbosa

____________________________________	____________________________________
Carla Schmitzberger	Jessica DiLullo Herrin

____________________________________	____________________________________
Ian Martin Bickley	Nancy Killefer

____________________________________	____________________________________
Andrew George McMaster Jr.	W. Don Cornwell

Item 3

Call notice for the extraordinary general shareholders meeting to be held on August 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on July 28, 2020.

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97	Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

CALL NOTICE OF THE EXTRAORDINARY GENERAL MEETING

The Board of Directors of NATURA &CO HOLDING S.A. (“Company”), by its Co-Chairman, Mr. Guilherme Peirão Leal, invites the Shareholders of the Company to meet at the extraordinary general meeting to be held at 9 a.m. of August 27, 2020 (“Meeting”), at the Company’s principal place of business at Avenida Alexandre Colares, No 1.188, Room A17, Block A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, in order to resolve upon the following matters included in the agenda:

(1) to resolve on the amendment of Article 5 of the Company's Bylaws to reflect the share capital recorded at the meetings of the Board of Directors held on June 30, 2020 and on July 27, 2020;

(2) to resolve on the change of the Company's authorized capital, with the consequent amendment of the main section of Article 6 of the Bylaws, so that the share capital can be increased up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, regardless of a Bylaws amendment;

(3) to resolve on General Meetings being installed and chaired by the Company's Corporate Governance Officer in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, with the consequent amendment of Article 11 of the Bylaws; and

(4) to resolve upon the restatement of the Company’s Bylaws to reflect the modifications indicated above.

General Information:

As required by Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”), and except in case of a legal order in contrary, the Company shall hold the in-person Meeting at its principal place of business. Notwithstanding that, as it is known to its shareholders, Brazil and the world are facing a delicate situation, with the new coronavirus (COVID-19). The measures recommended by the authorities to hinder its propagation include avoiding agglomerations of people, such as general meetings.

In this regard, in conformity with said recommendations and to decrease the risk of propagation of coronavirus, the Company’s management recommends that its shareholders exercise their voting rights by means of remote voting bulletins (“Bulletin”), made available by the Company pursuant to CVM Rule 481, of December 17, 2009 (“CVM Rule No. 481”), avoiding personal attendance at the Meeting.

Participants to the Meeting may be shareholders of registered common shares without par value, issued by the Company, on their own behalf, by their legal representatives or attorneys-in-fact, provided that said shares are kept in their name with the financial depository institution in charge of the Company’s book-entry share service, namely, Itaú Corretora de Valores S.A. (CNPJ/ME No. 61.194.353/0001-64) (“Itaú”), as provided for in article 126 of Law No. 6,404/76. Those shareholders participating in the Fungible Custody of Registered Shares of B3 S.A. – Brasil, Bolsa, Balcão who wish to participate in the Meeting shall present an updated statement of their shareholding position supplied by the custodian institution.

We request from the shareholders that the powers of attorney with special powers for representation at the Meeting be filed in the principal place of business of the Company, in care of “Tamires Quirino Parini - Investor Relations Office - EGM August/2020”, at Avenida Alexandre Colares, No. 1.188, Room A17, Block A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo.

We inform that, if the shareholder opts for the exercise of the remote voting right, he/she may send the Bulletin by the following channels: (1) in case of shares issued by the Company deposited with a financial depository institution responsible for the Company’s book-entry share services, submit the voting instructions to Itaú, subject to the procedures established and documents demanded by Itaú; (2) in case they have shares issued by the Company deposited with custody institutions, sent the voting instructions to the custody institutions, which will send the votes to the Depository Center of B3 S.A. - Brasil, Bolsa, Balcão, subject to the established procedures and documents required by the respective custody institution; or, still, (3) directly to the Company, according to instructions and terms contained in the Meeting Participation Manual and in the Bulletin. For more information about the exercise of the remote voting right, we request the shareholders to verify the rules provided for in CVM Rule No. 481/09, as well as the instructions and terms contained in the Meeting Participation Manual and in the Bulletin.

We request that the shareholders to present themselves prior to the start time of the Meeting indicated in this call notice, by taking an updated proof of the ownership of the registered common shares without par value issued by the Company, issued by Itaú and/or by a custodian institution in the forty-eight hour (48) period prior to the start time of the Meeting, as well as the following documents: (i) individual shareholders: an identification document with photograph; (ii) legal entity shareholders: certified copies of the last restatement of the bylaws or articles of association and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s); (iii) shareholders that are investment funds: certified copies of the latest restated rules of the fund, bylaws or articles of association of its managers and evidentiary documentation of representation (minutes of the election of the officers and/or power of attorney and identification document with a photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the powers of attorney granted by the shareholder to their respective representatives, nor will it demand a sworn translation of the powers of attorney and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

To better organize the Meeting, we ask the shareholder to also send the documents to the Company in advance, forwarding the digital copies of the Bulletin and the abovementioned documents to the following electronic address: ri@natura.net. In any case, under article 21-B of CVM Rule No. 481/09, it is crucial for the Company to receive the original Bulletin and a certified copy of the other documents previously sent by e-mail by the shareholder by August 20, 2020 (including such date), to the attention of “Tamires Quirino Parini - Investor Relations Office - EGM August/2020”, at Avenida Alexandre Colares, No. 1.188, Room A17, Block A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo.

Within three (3) days after the receipt of the hard copies of said documents, the Company shall send a notice to the shareholder to the e-mail address stated by the shareholder in the Bulletin1, regarding the receipt of the documents and the acceptance thereof.

We inform that the Manual for Participation at the Meeting, the Management Proposal and other documents set forth in law and in applicable regulation are available to the shareholders, at the Company’s principal place of business located at Avenida Alexandre Colares, No. 1.188, Room A17, Block A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, the Company’s Investors Relations page (https://ri.naturaeco.com/en/), the Brazilian Securities Commission page (www.cvm.gov.br) and the page of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), containing all necessary information for a greater best understanding of the matters above, in line with paragraph 3 of article 135 of Law No. 6,404/76 and article 6 of CVM Rule No. 481/09.

São Paulo, July 28, 2020.

GUILHERME PEIRÃO LEAL

Co-Chairman of the Board of Directors

____________________

1 The shareholder must state its contact e-mail address in the Bulletin (field: “E-mail address for the shareholder to submission of confirmation of receipt of the Bulletin by the Company”).

Item 4

Manual for participation in the extraordinary general shareholders meeting to be held on August 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on July 28, 2020.

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97	Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

Manual for Participation in the Extraordinary General Meeting

August 27, 2020

1. Invitation

2. Procedures and Terms

3. Call Notice

4. Information on the Matters Subject to Resolution

5. Interesting Links

1. INVITATION

Natura &Co Holding S.A. (“Company” or “Natura &Co”) invites its shareholders to attend the Extraordinary General Meeting (“EGM” or “Meeting”) to be held at 9:00 a.m. on August 27, 2020, at its principal place of business, located at Avenida Alexandre Colares, No. 1.188, Room A17, Block A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, Brazil, in order to resolve the matters contained in the call notice, according to item 3 of this Manual for Participation in the Meeting (“Manual”).

With the purpose of facilitating and encouraging the participation in the Meeting, the Company will make available, through the worldwide web, the information and documents set out in Law No. 6,404, of December 15, 1976 (“Corporations Act”) and CVM Rule No. 481, of December 17, 2009 (“CVM Rule No. 481”).

Please feel free to examine the Management Proposal and other documents related to the EGM at Natura &Co Investors Relations website (https://ri.naturaeco.com/en/), the Brazilian Securities and Exchange Commission website (www.cvm.gov.br), the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and at the Company’s principal place of business.

As required by the Corporations Act, and save in case of a legal order to the contrary, the Company shall hold the in-person EGM at its principal place of business. Notwithstanding that, as known to its shareholders, Brazil and the world are facing a delicate situation, with the new coronavirus (COVID-19). The measures recommended by the authorities to hinder its propagation include avoiding agglomerations of people, such as general meetings.

In this regard, in conformity with said recommendations and to decrease the risk of propagation of coronavirus, the Company’s administration recommends that its shareholders exercise their voting rights by means of remote voting bulletins (“Bulletin”), made available by the Company pursuant to CVM Rule 481, avoiding personal attendance at the EGM.

São Paulo, July 28, 2020.

Viviane Behar de Castro

Investor Relations Officer

2. PROCEDURES AND TERMS

Shareholders attendance in the Meeting is extremely important.

For the instatement of the Meeting, upon first call, the attendance of Shareholder representing at least two-thirds (2/3) of registered common shares without par value issued by the Company shall be necessary, pursuant to the provisions of article 135 of the Corporations Act.

In case such quorum is not reached, the Company will announce a new date for the Meeting to be held and may, upon second call, be instated with any given number of attending Shareholders.

The Shareholders shall go to the Company’s principal place of business, on the date of the Meeting, and cast their votes or, if they may not be present, they may appoint a Proxy, observing the representation rules described as follows. The Shareholders may also cast their votes by sending in the Bulletin, as provided for in CVM Rule No. 481.

2.1. Attending Shareholder

The Company shall begin the registration of Shareholders to attend the Meeting soon after publication of the Call Notice.

Shareholders who opt for attending the Meeting in person are requested to register up to August 20, 2020 (including such date), by means of remittance of the necessary documents in attention to “Tamires Quirino Parini - Investor Relations Office - EGM August/2020”, in the Company’s principal place of business.

In case of doubt, please contact Natura & Co. Investors Relations Board either via email (ri@natura.net) or on telephone numbers +55 (11) 4389-7881 or +55 (11) 99926-0173.

On the day of the EGM, the Company shall begin the registration of shareholders to attend the Meeting at 8:45 a.m. in the Company’s principal place of business, location where the Meeting will be held. The shareholders who wish to attend the EGM shall present themselves, with a reasonable advance, at the time indicated in the Call Notice (9:00 a.m.), with the following documents, except if already delivered upon the previous registration:

#	Shareholder	Required Documents
1	Individual	A certified copy of the identification document with shareholder’s photo. Example: ID Card RG, Driver’s License or trade association card or work cards issued by the Government agencies, provided they contain a photo of their holder.
2	Legal Entity

Certified copies of the following documents:

- restated bylaws or the most recent articles of organization and corporate documents that may evidence the Shareholder’s legal representation; and

- identification document of the legal representative according to item 1 above.

3	Shareholder appointed as Investment Fund

Certified copies of the following documents:

- the most recent restated regulations of the fund;

- the most recent restated bylaws or corporate acts of the administrator or manager, as the case may be, in accordance with the voting policy of the fund and corporate documents that may evidence representation powers; and

- identification document of the legal representative according to item 1 above.

The Company will not demand certification of signature and/or consularization or apostille of the powers of attorney granted by the shareholder to their respective representatives, nor will it demand a sworn translation of the powers of attorney and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

We remind that the purpose of the request for previous registration is to facilitate the preparation works of the EGM, not representing any obstacle to participation of the shareholder.

2.2. Shareholders Represented by Proxy

The Shareholder who cannot personally attend the Meeting may be represented by Proxy appointed less the one (1) year ago, as set out in paragraph 1 of article 126 of the Corporations Act.

The powers of attorney, pursuant to paragraph 1 of article 126 of the Corporations Act, may only be granted to people who meet at least one of the following requisites:

i.       to be a shareholder or manager of the Company;

ii.       to be a lawyer; or

iii.       to be a financial institution.

For the shareholders who are legal entities, according to understanding of the CVM Board at a meeting held on November 4, 2014 (CVM Proceedings RJ2014/3578), the proxy does not need to be:

i.       a shareholder or manager of the Company;

ii.       a lawyer; or

iii.       a financial institution.

The Company shall begin the registration of Shareholders represented by proxy soon after publication of the Call Notice.

Shareholders who opt for being represented by proxy are requested to register up to August 20, 2020 (including such date), by means of remittance of the necessary documents in attention to “Tamires Quirino Parini - Investor Relations Office - EGM August/2020”, in the Company’s Principal Place of Business.

In case of doubt, please contact Natura &Co Investors Relations Board either via email (ri@natura.net) or on telephone numbers +55 (11) 4389-7881 or +55 (11) 99926-0173.

On the day of the EGM, the Company shall begin the registration of shareholders represented by proxy to participate in the Meeting at 8:45 a.m in the Company’s principal place of business, location where the Meeting will be held. The shareholder’s proxy shall present him/herself with a reasonable advance, at the time indicated in the Call Notice (9:00 a.m.), with the following documents, except if already delivered upon the previous registration:

i.	Power of attorney granted by the Shareholder to the Proxy;

ii.	A certified copy of the identification document with Proxy’s photo (Examples: ID Card RG, Driver’s License or trade association card or work cards issued by the Government agencies, provided they contain a photo of their holder);

iii.	Evidence of ownership of the shares issued by the Company; and

iv.	Documents of the Shareholder listed in the chart in item 2.1 above, as the case may be.

We remind that the purpose of the request for previous delivery of the power of attorney by the shareholders who intend to be represented by a legally appointed Proxy is to facilitate preparation works of the EGM, not representing any obstacle to their participation.

2.3. Participation by Remote Voting

The Shareholders may also cast their votes by means of remittance of the Bulletin, as provided for in CVM Rule No. 481. The remittance of the vote shall be formalized by the Bulletin, according to versions made available by the Company on its Investor Relations website (https://ri.naturaeco.com/en/), on the Brazilian Securities and Exchange Commission website (www.cvm.gov.br) and on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

In the Bulletin, the following data must be filled in: (i) full name or corporate name; and (ii) Register number with the Ministry of Economy, whether in case of legal entities (CNPJ) or individuals (CPF). Providing an e-mail address is advisable but not mandatory.

Any shareholder who opts for exercising their remote voting right may (i) fill out the Bulletin and submit it directly to the Company; (ii) in case they have shares issued by the Company deposited with custody institutions, sent the voting instructions to the custody institutions, which will send the votes to the Depository Center of B3 S.A. - Brasil, Bolsa, Balcão, subject to the established procedures and documents required by the respective custody institution; or (iii) in case of shares issued by the Company deposited with a financial depository institution responsible for the Company’s book-entry share services, namely, Itaú Corretora de Valores S.A. (CNPJ/ME No. 61.194.353/0001-64) (“Itaú”), submit the voting instructions to Itaú, subject to the procedures established and documents demanded thereby.

For this Bulletin to be considered valid and for the votes cast through it to be counted as an integral part of the quorum of EGM (i) all fields must be properly filled; (ii) all pages must be initialed by the shareholder (or their legal representative, as the case may be); and (iii) the shareholder (or their legal representative, as the case may be) shall sign it at the end.

The deadline for submission of the Bulletin directly to the Company or through service providers (as per article 21-B of CVM Rule 481) is August 20, 2020 (including such date). The Bulletin received after such date shall be disregarded.

The shareholder that chooses to exercise their remote voting right by sending the Bulletin directly to the Company must forward the documents listed below to the Company’s principal place of business located at Avenida Alexandre Colares, No. 1188, Room A17, Block A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, in attention to “Tamires Quirino Parini - Investor Relations Office - EGM August/2020”:

(i) a hard copy of the Bulletin, duly filled out, initialed and signed, with the signature being certified by a notary public; and

(ii) certified copy of the following documents: (a) individual shareholders: identification document with a photograph; (b) legal entity shareholders: certified copies of the last restatement of the bylaws or articles of association and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s); and (c) shareholders that are investment funds: certified copies of the latest restated internal regulations of the fund, bylaws or articles of association of its manager and documentation proving the representation (minutes of the election of the officers and/or power of attorney and identification document with a photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the powers of attorney granted by the shareholder to their respective representatives, nor will it demand a sworn translation of the powers of attorney and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

The Bulletin and the relevant documentation shall only be deemed received by the Company and, therefore, taken into consideration for the quorums of the EGM, if the Company receives the hard copy of such documents as per items (i) and (ii) above, up to seven (7) days before the date the EGM is to be held, that is, August 20, 2020 (including such date). The Bulletin and the relevant documentation received after such date shall be disregarded.

To better organize the EGM, we ask the shareholder to also send the documents to the Company in advance, forwarding the digital copies of the Bulletin and the abovementioned documents to the electronic address ri@natura.net (Subject: Remote Voting Bulletin).

Once the Bulletin and other required documentation have been received in their hard copies, the Company will inform the shareholder, by sending an e-mail to address stated by the shareholder in the Bulletin2, within three (3) days, of the receipt of the Bulletin, and if the Bulletin and any supporting documents are not sufficient for the Shareholder vote to be deemed valid, or if there is need of rectification or new submission of the Bulletin or supporting documents, describing the procedures and terms necessary for the regularization of the remote voting.

The Shareholder may rectify or resend the Bulletin or the documents attached, observing the deadline of August 20, 2020 (including such date). The Bulletin and/or their supporting documents received after such date shall be disregarded.

2.4. Conflict of Interests

During the holding of the EGM, as it occurs in the meetings of the Company’s management and inspection bodies, the attending Shareholders must pronounce themselves upon the existence of any situation of conflict of interests in any matters under discussion or subject to resolution, in which their independence might be jeopardized. Attending shareholders who have knowledge of a situation of conflict in relation to another Shareholder and the matter subject to resolution shall also pronounce themselves.

Upon pronouncement of a conflict of interests, the conflicted Shareholder shall abstain from taking part in the resolution in relation to that matter. In case the conflicted Shareholder refuses to abstain from the resolutions, the president of the EGM shall determine the annulment of the conflicted votes cast, even after the meeting.

____________________

2 The shareholder must state its contact e-mail address in the Bulletin (field: “E-mail address for the shareholder to submission of confirmation of receipt of the Bulletin by the Company”).

3. CALL NOTICE

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97	Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

CALL NOTICE OF THE EXTRAORDINARY GENERAL MEETING

The Board of Directors of NATURA &CO HOLDING S.A. (“Company”), by its Co-Chairman, Mr. Guilherme Peirão Leal, invites the Shareholders of the Company to meet at the extraordinary general meeting to be held at 9 a.m. of August 27, 2020 (“Meeting”), at the Company’s principal place of business at Avenida Alexandre Colares, No 1.188, Room A17, Block A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, in order to resolve upon the following matters included in the agenda:

(1) to resolve on the amendment of Article 5 of the Company's Bylaws to reflect the share capital recorded at the meetings of the Board of Directors held on June 30, 2020 and on July 27, 2020;

(2) to resolve on the change of the Company's authorized capital, with the consequent amendment of the main section of Article 6 of the Bylaws, so that the share capital can be increased up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, regardless of a Bylaws amendment;

(3) to resolve on General Meetings being installed and chaired by the Company's Corporate Governance Officer in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, with the consequent amendment of Article 11 of the Bylaws; and

(4) to resolve upon the restatement of the Company’s Bylaws to reflect the modifications indicated above.

General Information:

As required by Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”), and except in case of a legal order in contrary, the Company shall hold the in-person Meeting at its principal place of business. Notwithstanding that, as it is known to its shareholders, Brazil and the world are facing a delicate situation, with the new coronavirus (COVID-19). The measures recommended by the authorities to hinder its propagation include avoiding agglomerations of people, such as general meetings.

In this regard, in conformity with said recommendations and to decrease the risk of propagation of coronavirus, the Company’s management recommends that its shareholders exercise their voting rights by means of remote voting bulletins (“Bulletin”), made available by the Company pursuant to CVM Rule 481, of December 17, 2009 (“CVM Rule No. 481”), avoiding personal attendance at the Meeting.

Participants to the Meeting may be shareholders of registered common shares without par value, issued by the Company, on their own behalf, by their legal representatives or attorneys-in-fact, provided that said shares are kept in their name with the financial depository institution in charge of the Company’s book-entry share service, namely, Itaú Corretora de Valores S.A. (CNPJ/ME No. 61.194.353/0001-64) (“Itaú”), as provided for in article 126 of Law No. 6,404/76. Those shareholders participating in the Fungible Custody of Registered Shares of B3

S.A. – Brasil, Bolsa, Balcão who wish to participate in the Meeting shall present an updated statement of their shareholding position supplied by the custodian institution.

We request from the shareholders that the powers of attorney with special powers for representation at the Meeting be filed in the principal place of business of the Company, in care of “Tamires Quirino Parini - Investor Relations Office - EGM August/2020”, at Avenida Alexandre Colares, No. 1.188, Room A17, Block A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo.

We inform that, if the shareholder opts for the exercise of the remote voting right, he/she may send the Bulletin by the following channels: (1) in case of shares issued by the Company deposited with a financial depository institution responsible for the Company’s book-entry share services, submit the voting instructions to Itaú, subject to the procedures established and documents demanded by Itaú; (2) in case they have shares issued by the Company deposited with custody institutions, sent the voting instructions to the custody institutions, which will send the votes to the Depository Center of B3 S.A. - Brasil, Bolsa, Balcão, subject to the established procedures and documents required by the respective custody institution; or, still, (3) directly to the Company, according to instructions and terms contained in the Meeting Participation Manual and in the Bulletin. For more information about the exercise of the remote voting right, we request the shareholders to verify the rules provided for in CVM Rule No. 481/09, as well as the instructions and terms contained in the Meeting Participation Manual and in the Bulletin.

We request that the shareholders to present themselves prior to the start time of the Meeting indicated in this call notice, by taking an updated proof of the ownership of the registered common shares without par value issued by the Company, issued by Itaú and/or by a custodian institution in the forty-eight hour (48) period prior to the start time of the Meeting, as well as the following documents: (i) individual shareholders: an identification document with photograph; (ii) legal entity shareholders: certified copies of the last restatement of the bylaws or articles of association and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s); (iii) shareholders that are investment funds: certified copies of the latest restated rules of the fund, bylaws or articles of association of its managers and evidentiary documentation of representation (minutes of the election of the officers and/or power of attorney and identification document with a photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the powers of attorney granted by the shareholder to their respective representatives, nor will it demand a sworn translation of the powers of attorney and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

To better organize the Meeting, we ask the shareholder to also send the documents to the Company in advance, forwarding the digital copies of the Bulletin and the abovementioned documents to the following electronic address: ri@natura.net. In any case, under article 21-B of CVM Rule No. 481/09, it is crucial for the Company to receive the original Bulletin and a certified copy of the other documents previously sent by e-mail by the shareholder by August 20, 2020 (including such date), to the attention of “Tamires Quirino Parini - Investor Relations Office - EGM August/2020”, at Avenida Alexandre Colares, No. 1.188, Room A17, Block A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo.

Within three (3) days after the receipt of the hard copies of said documents, the Company shall send a notice to the shareholder to the e-mail address stated by the shareholder in the Bulletin3, regarding the receipt of the documents and the acceptance thereof.

We inform that the Manual for Participation at the Meeting, the Management Proposal and other documents set forth in law and in applicable regulation are available to the shareholders, at the

____________________

3 The shareholder must state its contact e-mail address in the Bulletin (field: “E-mail address for the shareholder to submission of confirmation of receipt of the Bulletin by the Company”).

Company’s principal place of business located at Avenida Alexandre Colares, No. 1.188, Room A17, Block A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, the Company’s Investors Relations page (https://ri.naturaeco.com/en/), the Brazilian Securities Commission page (www.cvm.gov.br) and the page of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), containing all necessary information for a greater best understanding of the matters above, in line with paragraph 3 of article 135 of Law No. 6,044/76 and article 6 of CVM Rule No. 481/09.

São Paulo, July 28, 2020.

GUILHERME PEIRÃO LEAL

Co-Chairman of the Board of Directors

4. INFORMATION ON THE MATTERS SUBJECT TO RESOLUTION

To obtain information on the matters subject to resolution in the Meeting, please refer to the Management Proposal and other documents related to the EGM made available by the Company at its Investor Relations website (https://ri.naturaeco.com/en/), at the Brazilian Securities and Exchange Commission website ((www.cvm.gov.br), at the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and at the Company’s principal place of business.

5. INTERESTING LINKS

www.natura.com.br/: Company’s website

https://ri.naturaeco.com/en/: Company’s Investors Relations

www.cvm.gov.br: Legislation applicable to Joint Stock Companies and Information on the Company

www.b3.com.br: Novo Mercado Listing Rules

www.ibgc.org.br: Instituto Brasileiro de Governança Corporativa (Brazilian Institute for Corporate Governance)

www.abihpec.org.br: Associação Brasileira da Indústria de Higiene Pessoal, Perfumaria e Cosméticos (Brazilian Association of the Toiletry, Perfume, and Cosmetics Industry)

www.abevd.org.br: Associação Brasileira de Empresas de Vendas Diretas (Brazilian Association of Direct Sales Companies)

Item 5

Management proposal for the extraordinary general shareholders meeting to be held on August 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on July 28, 2020.

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL

EXTRAORDINARY GENERAL MEETING

TO BE HELD ON AUGUST 27, 2020

São Paulo, July 28, 2020

Dear Shareholders,

The Management of Natura &Co Holding S.A. (“Company” or “Natura”) submits this Management Proposal (“Proposal”) to the analysis of the Shareholders, in relation to the matters included in the call notice to the Extraordinary General Meeting of the Company to be held at 9:00a.m. on August 27, 2020, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Avenida Alexandre Colares, No. 1.188, Room A17, Block A, Parque Anhanguera, CEP 05106-000.

Natura &Co Holding S.A.

1.	Information on the matters subject to resolution	p. 4
2.	Management Proposal	p. 6
3.	Exhibit I: Proposal for Review of the Bylaws and Comparative Chart	p. 18

1.       Information on the matters subject to resolution

All information and documents set forth in CVM Rule No. 481/09 (“CVM Rule No. 481”) related to the matters subject to resolution in the Extraordinary General Meeting of the Company, to be held at 9:00a.m., on August 27, 2020, at the Company’s principal place of business located in the City of São Paulo, State of São Paulo, at Avenida Alexandre Colares, No. 1188, Room A17, Block A, Parque Anhanguera, CEP 05106-000, (“EGM” or “Meeting”), as well as the other relevant information and documents for the exercise of voting rights by the shareholders, are made available in the Company’s principal place of business, the Company’s investor relations website (https://ri.naturaeco.com/en/) and the websites of the Brazilian Securities Commission – CVM (“CVM”) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

Under the Call Notice to be disclosed pursuant to Law No. 6,404/76 (“Corporations Act”), the Meeting shall have the following agenda:

(1) to resolve on the amendment of Article 5 of the Company's Bylaws to reflect the share capital recorded at the meetings of the Board of Directors held on June 30, 2020 and on July 27, 2020;

(2) to resolve on the change of the Company's authorized capital, with the consequent amendment of the main section of Article 6 of the Bylaws, so that the share capital can be increased up to the limit of one billion and five hundred million common shares (1,500,000,000), with no par value, upon a resolution of the Board of Directors, regardless of a Bylaws amendment;

(3) to resolve on General Meetings being installed and chaired by the Company's Corporate Governance Officer in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, with the consequent amendment of Article 11 of the Bylaws; and

(4) to resolve upon the restatement of the Company’s Bylaws to reflect the modifications indicated above.

The Management Proposal for the matters in the agenda of the Meeting is described herein.

BOARD OF DIRECTORS

2.       Management Proposal

In view of Rule No. 480 of the Brazilian Securities and Exchange Commission (“CVM”) of December 7, 2009, as amended (“CVM Rule No. 480”) and CVM Rule No. 481, and aiming at instructing the Shareholders’ with regard to the matters to be resolved in the Meeting, this Proposal contains both the proposals by the Company’s management on the matters to be submitted to the resolution of the Shareholders in the Meeting and information material for the exercise of the voting right by the Shareholders.

(1) To resolve on the amendment of Article 5 of the Company's Bylaws to reflect the share capital recorded at the meetings of the Board of Directors held on June 30, 2020 and on July 27, 2020.

The Company’s Management proposes the amendment of Article 5 of the Company’s Bylaws to reflect the share capital recorded at the meetings of the Board of Directors held on June 30, 2020 and on July 27, 2020, which was increased from four billion, nine hundred and twenty million, six hundred and eighty-four thousand, two hundred and twenty-seven Reais and ninety-nine cents (R$4,920,684,227.99), divided into one billion, one hundred and eighty-eight million, eight hundred and seven thousand, seven hundred and seventy-one (1,188,807,771) common shares, all nominative, book-entry and with no par value, to six billion, nine hundred and thirty nine million, five hundred and eighty seven thousand, nine hundred and fifty reais and twenty three cents (R$6,939,587,950.23) divided into one billion, two hundred and fifty two million, one hundred and sixteen thousand and four hundred and thirty five (1,252,116,435) common shares, all nominative, book-entry and with no par value.

In this regard, the amendment of Article 5 of the Company’s Bylaws is proposed, which now shall read as follows:

“Article 5 - The capital stock of the Company, fully subscribed to and paid in, is of six billion, nine hundred and thirty nine million, five hundred and eighty seven thousand, nine hundred and fifty reais and twenty three cents (R$6,939,587,950.23), divided into one billion, two hundred and fifty two million, one hundred and sixteen thousand and four hundred and thirty five (1,252,116,435) registered common shares, with no par value.”

In view with the provisions of article 11 of CVM Rule No. 481, Exhibit I of this Proposal includes a comparative chart, including the current and proposed wording and the reason for the change. Moreover, in order to make the references easier and better view and context of the change proposed herein, Exhibit I includes also the clean and track-changed versions of the restated Bylaws and the proposed change.

(2) To resolve on the change of the Company's authorized capital, with the consequent amendment of the main section of Article 6 of the Bylaws so that the share capital can be increased up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, regardless of a Bylaws amendment.

Considering the increase in the share capital proposed in item (1) above, the Company intends to, pursuant to this Proposal, change the limit of its authorized capital, so that the share capital can be increased up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, regardless of a Bylaws amendment (“Change of the Authorized Capital”) and, consequently, amend the wording of the main section of Article 6 of the Company’s Bylaws, which now shall read as follows:

“Article 6 - The Company is hereby authorized to increase its capital stock, regardless of a Bylaws amendment, up to the limit of one billion and five hundred million

(1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, which will establish the terms of issuance, including the price and term for full payment.”

The Board of Directors shall have the power to establish the terms of issuance, including the price and term for full payment, within the authorized capital, as well as to resolve on the exercise of the preemptive right.

The Management understands that the proposal for the Change of the Authorized Capital aims to recompose the limit of the authorized capital especially considering the capital increases deriving from the acquisition of Avon Products, Inc and the private issuance concluded in January and June of 2020, as a way to expedite the Company’s capital increase procedures and grant flexibility for taking advantage of future opportunities of raising funds by means of share issuances.

In view with the provisions of article 11 of CVM Rule No. 481, Exhibit I of this Proposal includes a comparative chart, including the current and proposed wording and the reason for the change. Moreover, in order to make the references easier and better view and context of the change proposed herein, Exhibit I includes also the clean and track-changed versions of the restated Bylaws and the proposed change.

(3) To resolve on General Meetings being installed and chaired by the Company's Corporate Governance Officer in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, with the consequent amendment of Article 11 of the Bylaws.

The Company’s Management proposes the amendment of Article 11 of the Company’s Bylaws, in order to insert the possibility that General Meetings can be installed and chaired by the Company’s Corporate Governance Officer in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors.

The proposed adjustment aims at formalizing a practice adopted by the Company of having the chair of the General Meetings as part of the attributions of the Company’s Corporate Governance Officer in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors.

In this regard, the amendment of Article 11 of the Company’s Bylaws is proposed, which now shall read as follows:

“Article 11 - The General Meeting shall be called and presided by any of the Co-Chairmen of the Board of Directors or, in case of absence or impairment thereof, by the Executive Chairman of the Board of Directors or, still, in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, by the Company’s Corporate Governance Officer or whomever any pf the foregoing may appoint. The Chairman of the General Meeting may appoint up to two (2) secretaries.”

In view with the provisions of article 11 of CVM Rule No. 481, Exhibit I of this Proposal includes a comparative chart, including the current and proposed wording and the reason for the change. Moreover, in order to make the references easier and better view and context of the change proposed herein, Exhibit I includes also the clean and track-changed versions of the restated Bylaws and the proposed change.

(4) To resolve upon the restatement of the Company’s Bylaws to reflect the modifications indicated above.

To the extent that the changes proposed in the items above are approved by the shareholders, the Board of Directors subsequently proposes the consolidation of the Company’s Bylaws, under Exhibit I hereto.

In view with the provisions of article 11 of CVM Rule No. 481, Exhibit I of this Proposal includes a comparative chart, including the current and proposed wording and the reason for the change. Moreover, in order to make the references easier and better view and context of the change proposed herein, Exhibit I includes also the clean and track-changed versions of the restated Bylaws and the proposed change.

NATURA &CO HOLDING S.A.

MANAGEMENT PROPOSAL FOR THE EXTRAORDINARY SHAREHOLDERS MEETING

TO BE HELD ON AUGUST 27, 2020

EXHIBIT I

Proposal for Review of the Bylaws and Comparative Chart

Natura &Co Bylaws, with track changes

BYLAWS OF NATURA &CO HOLDING S.A.

CHAPTER I

NAME, REGISTERED OFFICE, PURPOSES AND DURATION

Article 1 - NATURA &CO HOLDING S.A. (“Company”) is a corporation governed by these Bylaws and the applicable law, particularly Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”).

Sole Paragraph– With the admission of the Company to Novo Mercado da B3 – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including the controlling shareholders, managers and members of the Fiscal Council, if any, shall subject themselves to the provisions of the Novo Mercado Rules.

Article 2 - The Company has its principal place of business and jurisdiction in the City of São Paulo, State of São Paulo.

Sole Paragraph– The Company may open branches, agencies, warehouses, offices and any other establishments in the country as per the resolutions taken by the Board of Officers.

Article 3 - The Company’s corporate purpose is to manage equity interests in companies that develop their core activities in the beauty field, including, but not limited to, fragrances, skincare products, haircare products and make-up, or in a field similar or complementary to that of beauty, including, but not limited to, home and fashion, as quotaholder or shareholder, in Brazil or abroad.

Paragraph 1 – The Company may directly develop other activities similar or complementary to the corporate purpose described in Article 3.

Paragraph 2 – The development of the activities by the companies in which the Company holds any type of direct or indirect interest takes into account the following factors: (i) the short- and long-term interests of the Company and shareholders thereof, and (ii) the short- and long-term economic, social, environmental, and legal effects, with respect to the associates, suppliers, partners, clients and other creditors thereof, as well as the communities in which the Company operates locally and globally.

Article 4 - The Company is incorporated for an indefinite term of duration.

CHAPTER II

CAPITAL STOCK, SHARES AND SHAREHOLDERS

Article 5 - The capital stock of the Company, fully subscribed to and paid in, is of six billion, nine hundred and thirty nine million, five hundred and eighty seven thousand, nine hundred and fifty reais and twenty three cents (R$6,939,587,950.23) ~~four billion, nine hundred and five million, one hundred and eighteen thousand, three hundred and thirty-two reais and ninety-nine cents (R$ 4,905,118,332.99)~~, divided into one billion, two hundred and fifty two million, one hundred and sixteen thousand and four hundred and thirty five (1,252,116,435) ~~one billion, one hundred eighty-eight million, two hundred and seventy-one thousand and sixteen (1,188,271,016)~~ registered common shares, with no par value.

Article 6 - The Company is hereby authorized to increase its capital stock, regardless of a Bylaws amendment, up to the limit of one billion and five hundred million (1,500,000,000) ~~one billion, three hundred fifteen million (1,315,000,000)~~ common shares, with no par value, upon a resolution of the Board of Directors, which will establish the terms of issuance, including the price and term for full payment.

Paragraph 1 – Within the limits of the authorized capital, the Board of Directors may approve the issuance of convertible warrants and debentures, as well as capital increases through the capitalization of profits or reserves, with or without stock dividends.

Paragraph 2 – The Company’s Board of Directors may grant call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of such options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

Article 7 - The capital stock of the Company will be represented solely by common shares, and each common share will be entitled to one vote on the resolutions to be adopted by the shareholders.

Article 8 - All shares of the Company will be in book-entry form and will be kept, in the name of the holders thereof, in a deposit maintained in a financial institution authorized to do business by the Brazilian Securities and Exchange Commission – CVM.

Sole Paragraph – The costs of transfers of the shares under custody may be charged directly to the shareholder by the depositary institution, as defined in the relevant custody agreement, with due regard to the maximum limit set by the Brazilian Securities and Exchange Commission – CVM.

Article 9 – The issue of new shares, convertible debentures into shares or warrants placed by way of sale on a stock exchange, public subscription or exchange of shares in a tender offer for control acquisition under the provisions of articles 257 to 263 of Law No 6,404/76, or also, under the terms of special law regarding tax incentives, may be given without the shareholders being granted preemptive rights in the subscription or with a reduction of the minimum period established by law to its exercise.

CHAPTER III

GENERAL MEETING AND COMPANY’S MANAGEMENT

SECTION I

GENERAL MEETING

Article 10 - The General Meeting may gather once a year and, on an extraordinary basis, when called pursuant to the law or these Bylaws.

Paragraph 1 – The resolutions of the General Meeting shall be taken by absolute majority of the votes, excluding blank votes, unless otherwise set forth in the applicable legislation..

Paragraph 2 – The General Meeting may only resolve on matters set out in the agenda, included in the respective call notices.

Article 11 - The General Meeting shall be called and presided by any of the Co-Chairmen of the Board of Directors or, in case of absence or impairment thereof, by the Executive Chairman of the Board of Directors or, still, in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, by the Company`s Corporate Governance Officer or whomever any of the foregoing ~~he~~ may appoint. The Chairman of the General Meeting may appoint up to two (2) secretaries.

Article 12 - The General Meeting shall, in addition to the attributions set forth by law:

(i)       elect and remove the members of the Board of Directors and the Fiscal Council members, when applicable;

(ii)      set the global fees of the members of the Board of Directors and of the Board of Officers, as well as the compensation of the Fiscal Council members, if operational;

(iii)     approve any splitting or grouping of shares;

(iv)     approve share-based compensation programs for their managers and employees, as well as managers and employees of other companies directly or indirectly controlled by the Company;

(v)      resolve on the allocation of the net income for the year and the distribution of dividends;

(vi)     elect the liquidator, as well as the Fiscal Council that shall operate during the winding-up period; and

(vii)    resolve on the Company’s exit from the Novo Mercado of B3.

Sole Paragraph - The Chairman of the Meeting shall observe and cause compliance with the provisions of the shareholders’ agreements filed at the Company’s principal place of business, and the votes rendered against the content of such agreements may not be taken into account.

SECTION II

MANAGEMENT BODIES

Subsection I

General Provisions

Article 13 - The Company will be managed by the Board of Directors and by the Board of Officers.

Paragraph 1 – The managers will take office by executing an instrument of investiture, which shall include their submission to the commitment clause referred to in article 35 of these Bylaws, drafted in a proper book, signed by the vested manager, the posting of a fidelity bond not being required.

Paragraph 2 –The managers shall hold their offices until the investiture of the substitutes thereof.

Paragraph 3 – The managers, in the exercise of their duties, shall observe the short and long-term interests of the Company, including the interests and expectations of its shareholders, employees, suppliers, partners, clients and other creditors, the communities in which the Company operates both locally and globally, as well as the environmental impacts.

Article 14 - The Meeting will set the aggregate annual amount to be distributed among the managers of the Company, and the Board of Directors will distribute such amount individually, subject to the provisions of these Bylaws.

Article 15 - Any of the management bodies shall validly meet with the attendance of the majority of its members and resolve by the vote of the majority of those present.

Paragraph 1 – In the event of tie in the voting of a matter at any meeting of the Board of Directors, the co-Chairman of the Board of Directors presiding over the meeting will have a casting vote to decide on the matter.

Paragraph 2 – Prior call notice of the meeting, as a condition for being valid, can only be waived if all members thereof attend such meeting, and for such purpose, the votes cast in writing shall be accepted.

Paragraph 3 – The meetings of the management bodies may be held exceptionally by conference call, videoconference, e-mail or any other means of communication that allows identification of the members and simultaneous communication with all other persons attending the meeting.

Paragraph 4 – Members who attend the meetings by conference call, videoconference or other means of communication under the terms of the paragraph above shall confirm their vote by means of a statement sent immediately after the meeting has ended to the person presiding the meeting, by letter, fax, e-mail or another means of communication allowing the member to be identified. Once the statement is received, the chairman of the meeting shall be vested with full powers to sign the minutes of the meeting on behalf of the referred member.

Subsection II

Board of Directors

Article 16 - The Board of Directors will be composed of at least nine (9) and no more than thirteen (13) members, who will be elected and removed by the Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being permitted.

Paragraph 1 - Out of the members of the Board of Directors, at least 2 (two) or twenty percent (20%), whichever is higher, shall be independent directors, as defined in the Novo Mercado Rules, provided that the qualification of the members appointed to the board of directors as independent directors will be resolved upon at the General Meeting that elects such independent directors, provided further that a director elected as permitted under Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 will also be deemed an independent director, if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the rounding to the whole number immediately higher will follow.

Paragraph 2 – The members of the Board of Directors shall have excellent reputation and unless otherwise permitted by the General Meeting, an individual who (i) holds a position in a company that may be considered as a competitor of the Company; or (ii) has or poses a conflict of interest with the Company may not be elected.

Paragraph 3 – Pursuant to Article 115, Paragraph 1 of Law No. 6,404/76, no voting rights may be exercised for the election of the members of the Board of Directors, where a conflict of interest with the Company exists.

Paragraph 4 – A member of the Board of Directors may not have access to information or take part in meetings of the Board of Directors that involve matters as to which such director has a conflict of interest with the Company or matters that could pose such a conflict of interest.

Paragraph 5 – In furtherance of its duties, the Board of Directors may establish committees or work groups having defined objectives and comprised of persons appointed by the Board from among the management of the Company and/or persons directly or indirectly related to the Company.

Article 17 – In the election of the members of the Board of Directors, the General Meeting shall first determine, by majority vote, the number of Board members to be elected by majority or multiple vote (if requested), and such number may be increased by up to one (1) member, in the event of the election of one (1) separate member by shareholders representing 10% of the capital stock, as provided for in paragraphs 4 and 5, of article 141 of Law No. 6,404/76.

Sole Paragraph- If the multiple vote process is not requested, according to the law, the General Meeting shall vote through slates previously registered with the presiding board, which shall assure to the holders of ten percent (10%) or more, individually or in block, of the Company’s common shares, the right to appoint a member. The presiding board shall not accept the registration of any slate in violation of the provisions of this article.

Article 18 - The Board of Directors will have up to three (3) Co-Chairmen of Board of Directors and one Executive Chairman of the Board of Directors and one Chief Executive of the Group, who will be elected by a majority vote of the directors at the first meeting of the Board held after investiture of the directors, or whenever resignation or vacancy occurs in these positions.

Paragraph 1 – Accumulation of the positions of Co-Chairman of the Board of Directors and Chief Executive of the Group by the same person is not allowed.

Paragraph 2 - Accumulation of the positions of Executive Chairman of the Board of Directors and Chief Executive of the Group by the same person is allowed.

Paragraph 3 – It shall be incumbent upon the members of the Board of Directors, at the first meeting that occurs immediately after their investitures, to set the number of Co-Chairmen and, then, to appoint who amongst them shall preside over the Board of Directors' meetings for their term of office.

Paragraph 4 - The appointed Co-Chairmen shall have, in addition to the legal attributions, the following attributions:

(a) coordinate the activities of the Board of Directors, seeking the effectiveness and good performance of the body and each of its members, serving as a link between the Board of Directors and the Chief Executive of the Group;

(b) to act with the purpose of enhancing the Company in accordance with its values, identity and origin;

(c) to maintain and develop institutional relationships of the Company with entities and authorities with the purpose of promoting and maintaining the Company’s interests;

(d) to maintain and develop the relationship with the Company’s shareholders;

(e) to promote the vision, image and general aspects of the independent Business Divisions inside the Company and before third parties;

(f) review and propose the compensation of the Executive Chairman of the Board of Executive and of the Chief Executive of the Group.

(g) with the support of the Executive Chairman of the Board of Directors and committees, to organize and coordinate the Board of Directors' meetings' agenda, the calendar of meetings and Annual Shareholders' Meetings, to call and preside the Board of Directors' Meetings, to assure that the directors receive the appropriate information for each meeting, as well as to assure the correct functioning of such body; and

(h) to establish and supervise the evaluation process of the Executive Chairman of the Board of Directors and of the Chief Executive of the Group, of the other members of the Board of Directors, individually, and of the Board of Directors itself as well as their committees, as collegiate bodies and the corporate governance secretary;

(i) to coordinate the preparation and updating of the succession plan for the Chief Executive of the Group; and

(j) at least one of them integrates and preside the Corporate Governance Committee and at least one of them integrates the Organization and People Committee.

Paragraph 5 - The Executive Chairman of the Board of Directors shall have, in addition to its legal attributions, as member of the Board of Directors, the following attributions:

(a) to supervise the execution of the long and short term strategy of the Group, in accordance with the objectives and interests of the group set forth by the shareholders and Board of Directors;

(b) to promote the governance, cadence and interaction levels between the Operational Committee of the Group, the Executive Committees of each Business Division, the Board of Directors, the Board of Officers and the shareholders of the Company;

(c) to collaborate with the Company's Board of Directors in the inspection of each Business Division;

(d) to support the Co-Chairmen in organizing and coordinating the Board of Directors' meetings' agenda, the calendar of meetings and Annual Shareholders' Meetings, to call and preside the Board of Directors' Meetings, to assure that the directors receive the appropriate information for each meeting, as well as to assure the correct functioning of such body

(e) to support the Co-Chairmen in establishing and supervising the evaluation process of the members of the Board of Directors, individually, and of the Board of Directors itself as well as their committees, as collegiate bodies and the corporate governance secretary.

Paragraph 6 - The Chief Executive of the Group shall have, in addition to its legal attributions, as member of the Board of Directors, the following attributions as chief executive of the business group formed by the Company and its subsidiaries, controlled and affiliated companies (“Group”):

(a) to preside over the Group's Operating Committee and coordinate the actions of the Company's and its subsidiaries, controlled and affiliated officers, maintaining each Business Unit with its own executive offices and executive committees;

(b) to enhance the collaboration and synergy between the management of each Business Division, referring the matters before the Board of Directors and the respective Committees;

(c) to propose to the Board of Directors, over time, attributions and tasks dedicated to the Company and Business Units; and

(d) to make recommendations to the Board of Directors and to the Board of Executive Officers of the Company with regards to the Group, management, from a perspective of results, resource allocation between the business divisions, talent management and cash flow, in order to assure that the management is aligned with the objectives and interests approved by the Board of Directors and by the Company's shareholders.

Paragraph 7 - In the event of vacancy in the position of member of the Board of Directors, the substitute will be appointed by the remaining members, who will temporarily exercise their term of office until the date of the next General Meeting to be held, which will appointed a new member (which may be the member temporarily appointed by the Board of Directors), who will serve for the remainder of the term until the end of the unified term. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.

Article 19 - The Board of Directors will hold regular meetings four (4) times a year and may hold extraordinary meetings whenever called by the Co-Chairman appointed under the terms of Paragraph 2 of the Article 18 or by the majority of directors.

Paragraph 1 – Notice to all meetings will be given at least seventy-two (72) hours in advance.

Paragraph 2 – All Board of Directors resolutions must be recorded in minutes transcribed on the appropriate book of the Board of Directors and executed by all attending directors.

Paragraph 3 - In the event of temporary absence of any director, it may be substituted at Board meetings by another director that it may have expressly appointed, case in which its attorney should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In such case, the substitute, in addition to its own vote, will cast the vote previously indicated by the absent director.

Article 20 – The Board of Directors shall, in addition to the other duties attributed thereto by the law or the Bylaws:

(i)       exercise the normative functions of the Company’s activities, being entitled to call up for analysis and resolution any matter that is not understood as being under the exclusive authority of the General Meeting or of the Board of Officers;

(ii)      set the general guidelines for the business of the Company;

(iii)     elect and remove from office the Officers of the Company;

(iv)     attribute to the Officers the respective functions, observing the provisions of these Bylaws;

(v)      resolve on the calling of the General Meeting, when it deems appropriate, or in the case of article 132 of the Law No. 6,404/76;

(vi)     supervise the Officers’ management by inspecting, at any time, the Company’s books and documents, and requesting information on agreements executed or being transacted and any other acts;

(vii)    review the quarterly results of operations of the Company;

(viii)   select and replace the independent auditors;

(ix)      call for the presence of the independent auditors to provide clarification as required;

(x)       to issue an opinion on the Management Report and the accounts of the Board of Officers, and to resolve on the submission thereof to the General Meeting;

(xi)      approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as to follow up on the implementation thereof;

(xii)     approve the creation and dissolution of a subsidiary and the Company's interest held in the capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;

(xiii)    determine the execution of inspections, audits or rendering of accounts in the Company's subsidiaries, controlled or affiliated companies, as well as in foundations sponsored by it;

(xiv)    previously issue statements on any subject to be submitted to the General Meeting;

(xv)     authorize the issue of shares of the Company, within the limits authorized in article 6 of the Bylaws, establishing the issue conditions, including the paying up price and term, being able also to exclude the preemptive right or reduce the period for its exercise in the issue of shares, subscription warrants and convertible debentures, whose placement is made by means of sale on the stock exchanges or by public subscription or in public offer for acquisition of control, under the terms set forth by law;

(xvi)    resolve on the Company’s acquisition of its own shares to hold them in treasury and/or subsequent cancellation or disposal;

(xvii)   resolve on the issue of warrants and approve the capital increase upon capitalization of profits and reserves, with or without stock dividends, pursuant to Article 6, Paragraph 1, of these Bylaws;

(xviii)  grant restricted shares and call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of the options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

(xix)     establish the amount of the profit sharing of the officers, managers and employees of the Company;

(xx)      resolve on the issuance of debentures;

(xxi)     authorize the Company to post bond with respect to third party obligations, except in case of wholly-owned subsidiaries of the Company;

(xxii)    approve the Board of Officer's authority and its policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of fixed and intangible assets and the assumption of financial commitments, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any fundraising and the issuance of any credit instruments to raise funds, whether bonds, notes, “commercial papers”, promissory notes and others, commonly used in the market, also deciding on its issuance and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the board of officers;

(xxiii)   approve the hiring of a trustee providing book-entry share services;

(xxiv)   dispose, in compliance with the rules of these Bylaws and current legislation, on the order of its work and adopt or issue rules for its operation;

(xxv)    pronounce itself favorably or against any public offering for acquisition of shares contemplating shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offering for acquisition of shares, which shall address at least: (i) the convenience and opportunity of the public offering for acquisition of shares regarding the interest of the group of shareholders, including the price and the potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public offering for acquisition of shares available on the market, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (CVM);

(xxvi)   decide on (i) the declaration of interim dividends, pursuant to Article 32, paragraph 3 of these Bylaws; and (ii) the payment or credit of interest on equity during the year to the shareholders, pursuant to the applicable law; and

(xxvii)  define the individualization of the global management compensation approved by the General Meeting.

Subsection III

Board of Officers

Article 21 - The Board of Officers, whose members may be elected and removed by the Board of Directors at any time, shall be composed of at least two (2) and at most 9 (nine) members, namely one Financial Officer, one Legal and Compliance Officer, one Global Officer of Operations and Procurement, one Executive Officer for Latin America, one Corporate Governance Officer, one Investor Relations Officer and the remaining Executive Officers, all of whom shall serve for a term of three (3) years and with reelection permitted, being the position of Investor Relations Officer of mandatory filling.

Paragraph 1 – The election of the Board of Officers shall occur preferably at the first meeting of the Board of Directors held after the Annual General Meeting.

Paragraph 2 - The Officers will be replaced, in cases of absence or temporary impediment, by another Officer, chosen by the Chief Executive of the Group. In case of vacancy, an interim substitute shall be appointed by the Chief Executive of the Group, until the Board of Directors elects a permanent replacement to serve the remainder of the term.

Paragraph 3 - Executive Officers may accumulate positions, observing the minimum number of two (2) members.

Article 22 - The Board of Officers has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being specially responsible for:

(i)       complying with and cause compliance with these Bylaws and the resolutions of the Board of Directors and the General Shareholders’ Meeting;

(ii)      preparing and submitting each year to the Group Operating Committee an strategic plan, the annual revisions thereof, and the general budget of the Company, and monitoring their implementation; for subsequent submission to the Board of Directors, under article 26, item “c” of these Bylaws;

(iii)     resolving on the establishment, transfer and closing of branches, agencies, warehouses, offices and any other establishments of the Company in Brazil

(iv)     deciding, up to the authority limit determined by the Board of Directors, on the acquisition, disposal and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which the Company intends to invest;

(v)      submitting, on a yearly basis, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, and the proposal pertaining to the use of profits ascertained in the previous year, to the appraisal of the Board of Directors; and

(vi)     submitting, on a quarterly basis, the detailed economic and financial interim balance sheet of the Company and controlled companies thereof.

Article 23 - The Officers, in addition to carrying out the activities attributed thereto by the Board of Directors, shall have the following duties:

Paragraph 1 - It is incumbent on the Chief Financial and Investor Relations Officer:

(a) to plan, implement and coordinate the financial policies of the Company, and to organize, prepare and monitor its budget;

(b) to prepare financial statements, and to manage the accounting activities and the treasury of the Company, in compliance with applicable legal requirements;

(c) to provide guidance to the Company on any decision-making that involves financial risks;

(d) to prepare financial reports and to provide information on his or her areas of responsibility to the bodies of the Company;

(e) to plan and carry out management policies for its areas of responsibility; and

(f) other duties that may be assigned from time to time by the Chief Executive of the Group.

Paragraph 2 - It is incumbent on the Legal and Compliance Officer:

(a) to advise and assist the Company with respect to legal matters;

(b) to defend the interests of the Company before third parties; and

(c) to develop and coordinate the compliance program of the Company.

(d) other duties that may be assigned from time to time by the Chief Executive of the Group.

Paragraph 3 - It is incumbent on the Global Operations and Purchasing Director:

(a) elaborate the Company's medium and long-term commercial strategy, through interactions with the departments of the Industrial, Supply, Logistics and Order cycle areas;

(b) monitor the Company's short-term commercial performance; and

(c) other duties that, from time to time, are determined by the Chief Executive of the Group

Paragraph 4 - It is incumbent on the Chief Executive for Latin America:

(a) evaluate, define and implement the company's business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

(b) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 5 – It is incumbent on the Corporate Governance Officer:

(a) organize and act as secretary to the meetings of the Board of Directors and its committees, being responsible for preparing the minutes of the meetings of these forums;

(b) organize the processes for integrating new members of the Board of Directors, boards and committees and new executives into the Group;

(c) assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimization of human resources and infrastructure;

(d) establish the best dialogue between the Board of Directors and the Group's executive areas;

(e) prepare the annual activities calendar of the Board of Directors and the Annual General Meeting of shareholders;

(f) to guide the governance agents on their rights and obligations; and

(g) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 6 - It is incumbent on the Investor Relations Officer:

(a) to represent the Company before Brazilian Securities Commission – CVM and other authority bodies and institutions that act in the capital markets;

(b) to provide information to the investors, to the Brazilian Securities Commission - CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital markets, in accordance with applicable Brazilian and foreign laws; and

(c) to keep the record of the Company as a listed corporation updated with the Brazilian Securities Commission- CVM.

(d) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 7 - It is incumbent on the Executive Officers, in addition to other attributions set forth by the Board of Directors:

(a) to foster the development of the activities of the Company, with due regard to its corporate purpose;

(b) to coordinate the activities of the Company and its subsidiaries;

(c) to conduct the budgetary management of areas of the Company under their supervision, including management and cost controls;

(d) to coordinate the actions of its area and its specific attributions with those of other officers; and

(e) to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image~~.~~;

(f) other duties assigned to them from time to time by the Chief Executive of the Group.

Article 24 - As a general rule and except for the cases covered in the subsequent paragraphs, the Company will always be legally represented by two (2) officers, or one (1) officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact, within the limits of the respective powers of attorney.

Paragraph 1 – The acts for which these Bylaws require the prior consent of the Board of Directors may only be performed after this condition has been met.

Paragraph 2 - Pursuant to the provisions of this article, the Company may be represented by one (1) single Executive Officer or one (1) single attorney in fact, with special powers, in the following cases:

(a) where the act to be performed requires a single representative, the Company will be represented by any Officer or attorney-in-fact with special powers; and

(b) in the case of release and discharge of amounts payable to the Company, as well as in the case of correspondence not involving an obligation to the Company and for the performance of simple administrative routine of the Company, including those practiced before public authorities, government-controlled entities, Federal Revenue officers, State Treasury Departments, Municipal Treasury Department, Commercial Boards, Labor Courts, the Social

Security Institute (INSS), the Severance Indemnity Fund (FGTS) and its collection banks and other similar acts and before the National Health Surveillance Agency~~.~~; and

(c) in the case of representation of the Company by the Investor Relations Officer before representing the Company before the Securities and Exchange Commission - CVM and other control bodies and institutions that operate in the capital market.

Paragraph 4 – The appointment of attorneys-in-fact must observe the following rules:

(a)       all powers of attorney will be granted jointly by any two (2) Officers;

(b)       if the purpose of the power of attorney is to take actions that require the prior authorization of the Board of Directors, the granting thereof shall be expressly conditioned upon the obtainment of such authorization, which shall be stated in the content thereof; and

(c)       unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings and with a clause granting general authority to the attorney.

Paragraph 5 - The actions taken in violation of the provisions set forth in this article shall not be valid nor shall them be binding upon the Company.

Subsection IV

The Group Operating Committee

Article 25 - The Group Operating Committee, an advisory body directly linked to the Board of Directors, with operational autonomy, shall be composed of the following members:

(a) the Chief Executive of the Group;

(b) the chief executive of each of the Group's Business Units, as defined by the Board of Directors; and

(c) other directors or officers of the Company appointed by the Chief Executive of the Group and nominated by the Board of Directors.

Paragraph 1 - The Group's Operating Committee will be chaired by the Chief Executive of the Group.

Paragraph 2 - The Board of Directors will approve the Internal Regulations of the Group's Operational Committee, which will stipulate rules for calling, installation, voting and frequency of meetings, term of mandates and activities of the President of the Group's Operating Committee, among other matters.

Article 26 – It is incumbent on the Group's Operational Committee:

(a) assist the Board of Directors in the definition and implementation of the global strategy and in the development of the Group's activities, as well as in the supervision of each Business Unit, monitoring the implementation of decisions taken within the scope of the Board of Directors;

(b) identify synergies and opportunities for the Group between each Business Unit, both from the point of view of revenue as well as costs;

(c) review and submit to the Board of Directors the strategic plan, its annual reviews and the general budget of the Company, including the allocation of resources between the Business Units in accordance with the Group's strategic plan and business plan and supervise its execution;

(d) to watch over the organizational aspects of the Group, making recommendations to the Board of Directors on measures necessary for its fluidity and efficiency;

(e) act as a forum for discussion and recommendations on back office structures, procurement, IT platforms, real estate structure, capital and supply chain structure and other topics of interest to the Company; and

(f) promoting the creation of Centers of Excellence among the Business Units.

Subsection V

Audit, Risk Management and Finance Committee

Article 27 – The Audit, Risk Management and Finance Committee (“Audit Committee”), an advisory body directly related to the Board of Directors, with operational autonomy, shall be composed of at least three (3) members, of which:

(i) at least one (1) must be an Independent Director (as defined in the Novo Mercado Rules), to be appointed by the Board of Directors;

(ii) at least one (1) of them must have recognized experience in corporate accounting matters, in compliance with the applicable rules issued by the Brazilian Securities and Exchange Commission (CVM);

(iii) a least one (1) of them shall not be a member of the Company’s Board of Directors; and

(iv) one (1) may accrue the qualifications described in items “(i)” and “(ii)” above.

Paragraph 1 – The Audit Committee shall be coordinated by a Chairman designated upon appointing of the members of the Audit Committee, among the Independent Directors.

Paragraph 2 – The Board of Directors shall approve the Internal Rules of the Audit Committee, which shall stipulate rules for convening, installing, voting and periodicity of meetings, terms of office, qualification requirements of its members and activities of the Chairman of the Audit Committee, among other matters.

Paragraph 3 – The Audit Committee shall have its own dedicated budget approved by the Board of Directors, destined to cover expenses for its operation and the contracting of consultants for accounting, legal and other matters, when the opinion of an external or independent expert is required.

Article 28 – The Audit Committee shall:

(i)       issue an opinion to the Board of Directors regarding the choice and hiring or dismissal of independent audit services of the Company, being responsible for defining the compensation and supervision of the independent auditors, and for monitoring the effectiveness of the work of the independent auditors and their independence, as well as for assessing the annual work plan of the independent auditor and submitting it for appraisal of the Board of Directors;

(ii)      approve, prior to the resolution by the Board of Directors, any audit or extra-audit services provided by the independent auditor;

(iii)     assist the Board of Directors in monitoring and controlling the quality of the financial statements and assess the quarterly information, interim statement and financial statements;

(iv)     assist the Board of Directors in monitoring the effectiveness of risk management processes and the compliance duty and monitor the activities of internal audit and the internal control area of the Company;

(v)      assist the Board of Directors in monitoring the effectiveness of risk management and assess and monitor the risk exposure of the Company;

(vi)     assess, monitor, and recommend to the management the correction or improvement of the internal policies of the Company, including the policies on transactions with related parties;

(vii)    have the means to receive, hold and treat information regarding relevant errors or frauds related to accounting, audit, internal controls and financial statements, as well as non-compliance with legal and normative provisions applicable to the Company, in addition to internal rules and codes, including with the projection of specific procedures for protection of the provider and confidentiality of the information;

(viii)   other duties set forth in the Internal Rules of the Audit Committee

SECTION III

FISCAL COUNCIL

Article 29 - The Fiscal Council of the Company, having such powers and duties as set forth by law, shall be composed of three (3) acting members and same number of alternates.

Paragraph 1 – The Fiscal Council shall not operate on a permanent basis and shall only be installed upon call by the shareholders, in accordance with the legal provisions.

Paragraph 2 – The investiture of the members of the Fiscal Council, whether sitting members or alternates thereof, shall be conditioned upon the execution of the instrument of investiture, which must set forth that it shall be subject to the commitment clause referred to in article 36 of these Bylaws, as well as the compliance with the applicable legal requirements.

CHAPTER IV

DISTRIBUTION OF PROFITS

Article 30 – The fiscal year shall start on January 1 and end on December 31 of each year.

Paragraph 1 – At the end of each fiscal year, the Board of Officers shall prepare, pursuant to the applicable legal principles, the following financial statements:

(a) balance sheet;

(b) profit and loss statement;

(c) statement of comprehensive income;

(d) statement of changes in shareholders’ equity;

(e) statement of cash flows;

(f) statement of value added; and

(g) explanatory notes to the financial statements.

Paragraph 2 – The Board of Directors shall submit to the Annual General Meeting a proposal on the intended allocation of net profits, together with the financial statements of the year, subject to the provisions set forth in these Bylaws and in the law.

Article 31 - The shareholders shall be entitled to receive, in each year, as dividends a minimum mandatory percentage of thirty percent (30%) on the net profit, with the following adjustments:

(i)       the addition of the amounts resulting from the reversal, in the year, of reserves for previously created contingencies;

(ii)      deducting the amounts set aside during the year for establishment of the statutory reserve and contingency reserves; and

(iii)      whenever the amount of the minimum compulsory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the General Meeting may approve, the allocation of the excess to create an unrealized profit reserve (article 197 of Law No. 6,404/76.)

Paragraph 1 – The General Meeting may assign to the managers a share in the profits, subject to the relevant legal limits. The payment of such profit sharing is conditioned upon the allocation to the shareholders of the compulsory dividend referred to in this article. Whenever the semi-annual balance sheet is prepared and interim dividends are paid based on it in an amount at least equal to thirty percent (30%) on the net profits of such period, calculated pursuant to this article, a share of the semi-annual profits may be paid to the managers, upon resolution of the Board of Directors, by referendum of the General Meeting.

Paragraph 2 – The Meeting may resolve on, at any time, distributing dividends due to preexisting profit reserves or profits accrued in the previous years, thus kept as a result of a resolution of the Meeting, after the compulsory dividend referred to in this article is assigned to the shareholders in each year.

Paragraph 3 – The Company may prepare semi-annual or other interim balance sheets, and the Board of Directors may resolve on the distribution of dividends from the account of profits ascertained in those balance sheets. The Board of Directors may also declare an interim dividend from the account of accrued profits or from profits reserves existing in those balance sheets or in the last annual balance sheet.

Paragraph 4 – The dividends not claimed within three (3) years shall become time-barred to the benefit of the Company.

Paragraph 5 - The Board of Directors may pay or credit interest on net equity pursuant to the applicable legislation.

Article 32 - The General Meeting may resolve on the capitalization of reserves created in semi-annual or interim balance sheets.

CHAPTER V

DISPOSAL OF SHARE CONTROL AND PUBLIC TENDER OFFER (OPA) DUE TO THE ACQUISITION OF A RELEVANT INTEREST

SECTION I

 DISPOSAL OF SHARE CONTROL

Article 33 - The direct or indirect disposal of the Company’s Control, through a single transaction or through successive transactions, shall be contracted under the condition precedent or resolutory condition that the purchaser undertakes to carry out the public offering for acquisition of shares, the object of which shall be the shares issued by the Company and held by other shareholders, observing the conditions and the terms set forth in the legislation and in the prevailing regulations and in the Novo Mercado Rules, so as to ensure them a treatment equal to that provided to the disposing party.

SECTION II

TENDER OFFER (OPA) AS A RESULT OF REACHING A RELEVANT INTEREST

Article 33 - Any Relevant Shareholder that acquires or becomes the owner of shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall, within sixty (60) days as of the date of acquisition or the event that resulted in the ownership of shares in an amount equal to or higher than twenty-five (25%) of the total number of shares issued by the Company, register or apply for registration of, as the case may be, a public offering for the acquisition of all shares issued by the Company (“OPA”), in compliance with the provisions of the applicable regulations of the Brazilian Securities and Exchange Commission (CVM), the regulations of B3 and the terms of this article.

Paragraph 1 – The OPA shall be (i) directed indistinctly to all shareholders of the Company, (ii) carried out in an auction to be performed at B3, (iii) launched with the price determined pursuant to the provisions of paragraph 2 below, and (iv) paid at sight, in Brazilian currency, against the acquisition in the OPA of shares issued by the Company.

Paragraph 2 – The acquisition price in the OPA of each share issued by the Company cannot be lower than the result obtained applying the following formula:

OPA Price = Share Value

Where:

“OPA Price” ‘OPA Price’ means the acquisition price of each share issued by the Company in the OPA set forth in this article..

“Share Value” means the greatest amount between: (i) the highest unit quote achieved by shares issued by the Company during the period of twelve (12) months prior to the OPA in any stock exchange in which the Company’s shares are traded, (ii) the highest unit price paid by the Relevant Shareholder, at any time, for one share or tranche of shares issued by the Company; and (iii) the amount equivalent to twelve (12) times the Company’s Average Consolidated EBITDA (as defined in paragraph 11 below) less the Company’s net consolidated debt, divided by the total number of shares issued by the Company.

Paragraph 3 – The conduct of the OPA referred to in the main section of this article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, preparing a competitive OPA, pursuant to the applicable regulations.

Paragraph 4 – The conduct of the OPA referred to in the main section of this article may be waived upon affirmative vote of the shareholders representing the majority of the share capital at an extraordinary general meeting of the Company convened especially to resolve on the OPA.

Paragraph 5 – The Relevant Shareholder shall be obliged to comply with any requests or requirements from the Brazilian Securities and Exchange Commission (CVM) related to the OPA, within the maximum terms set forth in the applicable regulations.

Paragraph 6 – If the Relevant Shareholder fails to comply with the obligations imposed by this article, including with respect to the observance of the maximum terms to comply with any requests or requirements from the Brazilian Securities and Exchange Commission (CVM), if applicable, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder cannot vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this article, pursuant to the provisions of article 120 of Law No. 6,404/76.

Paragraph 7 – Any Relevant Shareholder that acquires or becomes the holder of other rights, including of usufruct or entailment, over the shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall be equally obliged to, within the maximum term of sixty (60) days counted as from the date of such acquisition or the event that resulted in the ownership of such rights over shares in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company, register or apply for registration of, as applicable, an OPA, pursuant to the terms described in this article 34.

Paragraph 8 – The obligations set out in article 254-A of Law No. 6,404/76 and in articles 33 and 35 of these Bylaws do not exempt the Relevant Shareholder from complying with the obligation set forth in this article.

Paragraph 9 – The provisions of this article 34 do not apply if a person becomes the holder of shares issued by the Company in an amount in excess of twenty-five percent (25%) of the total number of shares issued thereby as a result of (i) the merger of another company into the Company, (ii) the merger of shares from another company into the Company or (iii) the subscription of shares of the Company, carried out in a sole IPO approved at a General Shareholders’ Meeting of the Company, convened by its Board of Directors, and the capital increase proposal of which has determined the setting of the issue price of the shares based on an economic value obtained from a report on the economic and financial assessment of the Company prepared by a specialized institution or company with proven experience in the assessment of publicly-held companies.

Paragraph 10 – For purposes of calculation of the twenty-five percent (25%) of the total shares issued by the Company described in the main section of this article, the involuntary accretions of equity interests as a result of the cancellation of treasury shares or a reduction in the Company’s share capital with the cancellation of shares.

Paragraph 11 – For purposes of these Bylaws, the capitalized terms below shall have the following meanings:

“Relevant Shareholder” means any person (including, but not limited to, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other type of organization, resident, domiciled or with principal place of business in Brazil or abroad), or a group of persons bound by a voting trust with the Relevant Shareholder and/or that acts representing the same interest as the Relevant Shareholder, that may subscribe and/or acquire shares of the Company. Examples of a person that acts representing the same interest as the Relevant Shareholder include any person (i) that is directly or indirectly controlled or managed by such Relevant Shareholder, (ii) that controls or manages, in any way, the Relevant Shareholder, (iii) that is directly or indirectly controlled or managed by any person that directly or indirectly controls such Relevant Shareholder, (iv) in which the controlling shareholder of such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, (v) in which such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, or (vi) that holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital of the Relevant Shareholder.

“Outstanding Shares” means all shares issued by the Company, except for those (i) held directly or indirectly by the Controlling Shareholder and/or persons related thereto; (ii) held in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) held directly or indirectly by the managers of the Company.

“Average Consolidated EBITDA of the Company” is the arithmetic means of the Consolidated EBITDA of the Company for the two (2) most recent full fiscal years.

“Consolidated EBITDA of the Company” means the consolidated operating profit of the Company before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as ascertained based on the audit consolidated financial statements related to the end of the most recent fiscal year made available by the Company to the market.

Paragraph 12 – If the regulations of the Brazilian Securities and Exchange Commission (CVM) applicable to the OPA set forth in this article determine the adoption of a calculation criterion to set the acquisition price of each share of the Company in the OPA that results in an acquisition price higher than that determined pursuant to Paragraph 2 above, the acquisition price calculated pursuant to the regulations of the Brazilian Securities and Exchange Commission (CVM) shall prevail.

Article 35 - Any Relevant Shareholder that has subscribed for and/or acquired shares issued by the Company in an amount equal to or higher than thirty percent (30%) of the total number of the Company’s Outstanding Shares and that wishes to carry out a new acquisition of shares issued by the Company in an stock exchange shall be obliged to, prior to each new acquisition, inform the Company and B3 in writing of its intention to acquire other shares issued by the Company, at least three (3) business day prior to the expected date of the new acquisition of shares, always pursuant to the prevailing legislation, the regulations of the Brazilian Securities and Exchange Commission (CVM) and the applicable regulations of B3.

Sole Paragraph – If the Relevant Shareholder fails to comply with the obligations imposed by this article, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder cannot vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this article, pursuant to the provisions of article 120 of Law No. 6,404/76.

CHAPTER VI

ARBITRATION COURT

Article 36 – The Company, its shareholders, managers and Fiscal Council members, whether sitting or alternates, if any, undertake to solve, through arbitration, before the Market Arbitration Chamber, pursuant to its regulations, any disputes that may arise among them, related to or as a result of being an issuer, shareholders, managers and Fiscal Council members, specially arising out of the provisions set forth in Law No. 6,385, of December 7, 1976, in Law No. 6,404/76, in the Company’s Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission (CVM), as well as in the other rules applicable to the operation of the capital market in general, in addition to those set out in the Novo Mercado Rules, the other regulations of B3 and in the Novo Mercado Participation Agreement.

CHAPTER VII

LIQUIDATION OF THE COMPANY

Article 37 - The Company shall be liquidated in cases determined by law, and the General Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate during said period, in compliance with the legal formalities.

CHAPTER VIII

INDEMNIFICATION AGREEMENT

Article 38 – Within the limits set forth in this Article, the Company shall indemnify and hold their Directors, members of Committees and other employees that hold management positions or roles in the Company (jointly or separately, “Beneficiaries”) harmless, in case of any damage or loss actually incurred by the Beneficiaries in view of the regular exercise of their duties in the Company.

Paragraph 1 – The Company shall not indemnify the Beneficiary for (i) actions taken out of the scope of the exercise of the duties or powers; (ii) actions taken with bad faith, gross negligence, fault or fraud; (iii) actions taken to own benefit thereof or that of third parties, in violation of the company’s corporate interest; (iv) indemnifications resulting from a social action set forth in article 159 of Law No. 6,404/76 or reimbursement of losses addressed in article 11, paragraph 5, II of Law No. 6,385, of December 7, 1976; and (v) other exclusions of indemnification set forth in the indemnification agreement entered into with the Beneficiary.

Paragraph 2 - In case the Beneficiary is sentenced, by a final and unappealable court, arbitration or administrative decision and which cannot be appealed in view of the actions taken (i) out of the scope of the exercise of its duties; (ii) with bad-faith, gross negligence or upon fraud; or (iii) in its own interest or that of third parties, in violation of the Company’s social interest, it shall reimburse the Company for all costs and expenses incurred with the legal assistance, pursuant to the prevailing legislation.

Paragraph 3 – The indemnification conditions and limits objects of this article shall be established in an indemnification agreement, the standard form of which shall be approved by the Board of Directors, without prejudice to the taking out of a specific insurance to cover for management risks.

CHAPTER IX

FINAL AND TRANSITIONAL PROVISIONS

Article 39 - Situations not mentioned in these Bylaws shall be settled at the General Meeting and under the provisions of Law No. 6,404/76, with due regard to the Novo Mercado Rules.

Article 40 - The Company shall comply with the shareholders’ agreements filed at its principal place of business, and the members of the presiding board of the General Meeting or of the Board of Directors shall be expressly forbidden to accept and consider any vote by any shareholder, signatory to the shareholders’ agreement duly filed at the principal place of business, cast in violation of what was agreed upon in such agreement, and the Company shall also be expressly forbidden to accept and proceed with the transfer of shares and/or encumbrance and/or assignment of a preemptive right to subscription of shares and/or other securities in violation of the provisions and terms agreed upon in the shareholders’ agreements.

Article 41 - The Company may not grant financing or guarantees of any type to third parties, in any way, for businesses foreign to its corporate interests.

Sole Paragraph – The Company may not grant financing or guarantees of any type, in any way, to the controlling shareholders.

Article 42 - The provisions of Section II Chapter V of these Bylaws do not apply to shareholders of the Company who are signatories of the Shareholders Agreement of the Company, dated September 4, 2019 and filed at the headquarters of Company, as well as to the purchasers of shares of the Company through Permitted Transfers, as defined in such Shareholders Agreement, including but not limited to purchasers who are (i) descendants and partners, heirs or legatees of the shareholders, who acquire the related shares (and/or shares issued by Natura Cosméticos S.A. that come to contribute to the capital of the Company), as a result of the advance of a legitimate, inheritable donation or succession; or (ii) holding companies, mutual funds, trusts or similar fiduciary entities, with beneficiaries being its own shareholders, its descendants, partners, heirs or legatees.

Comparative Chart of the proposed changes to the Bylaws of Natura &Co

Current Wording of the Company’s Bylaws	Proposed Amendment to the Bylaws	Justification
Article 5 - The capital stock of the Company, fully subscribed to and paid in, is of four billion, nine hundred and five million, one hundred and eighteen thousand, three hundred and thirty-two reais and ninety-nine cents (R$ 4,905,118,332.99), divided into one billion, one hundred eighty-eight million, two hundred and seventy-one thousand and sixteen (1,188,271,016) registered common shares, with no par value.	Article 5 - The capital stock of the Company, fully subscribed to and paid in, is of six billion, nine hundred and thirty nine million, five hundred and eighty seven thousand, nine hundred and fifty reais and twenty three cents (R$6,939,587,950.23) ~~four billion, nine hundred and five million, one hundred and eighteen thousand, three hundred and thirty-two reais and ninety-nine cents (R$ 4,905,118,332.99)~~, divided into one billion, two hundred and fifty two million, one hundred and sixteen thousand and four hundred and thirty five (1,252,116,435) ~~one billion, one hundred eighty-eight million, two hundred and seventy-one thousand and sixteen (1,188,271,016)~~ registered common shares, with no par value.	Proposed adjustment in order to contemplate the new share capital of the Company, considering the recording of the share capital approved at the meetings of the Board of Directors held on June 30, 2020 and July 27, 2020.
Article 6 - The Company is hereby authorized to increase its capital stock, regardless of a Bylaws amendment, up to the limit of one billion, three hundred fifteen million (1,315,000,000) common shares, with no par value, upon a resolution of the Board of Directors, which will establish the terms of issuance, including the price and term for full payment.	Article 6 - The Company is hereby authorized to increase its capital stock, regardless of a Bylaws amendment, up to the limit of one billion and five hundred million (1,500,000,000) ~~one billion, three hundred fifteen million (1,315,000,000)~~ common shares, with no par value, upon a resolution of the Board of Directors, which will establish the terms of issuance, including the price and term for full payment.	Proposed adjustment aims to recompose the limit of the authorized capital especially considering the capital increases deriving from the acquisition of Avon Products, Inc and the private issuance concluded in January and June of 2020, as a way to expedite the Company’s capital increase procedures and grant flexibility for taking advantage of future opportunities of raising funds by means of share issuances.
Article 11 - The General Meeting shall be called and presided by any of the Co-Chairmen of the Board of Directors or, in case of absence or impairment thereof, by the Executive Chairman of the Board of Directors or whomever he may appoint. The Chairman of the General Meeting may appoint up to two (2) secretaries.	Article 11 - The General Meeting shall be called and presided by any of the Co-Chairmen of the Board of Directors or, in case of absence or impairment thereof, by the Executive Chairman of the Board of Directors or, still, in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, by the Company`s Corporate Governance Officer or whomever any of the foregoing ~~he~~ may appoint. The Chairman of the General Meeting may appoint up to two (2) secretaries.	Proposed adjustment aims at formalizing a practice adopted by the Company of having the chair of the General Meetings as part of the attributions of the Company’s Corporate Governance Officer in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors.

Proposed consolidated Bylaws of Natura &Co

BYLAWS OF NATURA &CO HOLDING S.A.

CHAPTER I

NAME, REGISTERED OFFICE, PURPOSES AND DURATION

Article 1 - NATURA &CO HOLDING S.A. (“Company”) is a corporation governed by these Bylaws and the applicable law, particularly Law No. 6,404, of December 15, 1976 (“Law No. 6,404/76”).

Sole Paragraph– With the admission of the Company to Novo Mercado da B3 – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including the controlling shareholders, managers and members of the Fiscal Council, if any, shall subject themselves to the provisions of the Novo Mercado Rules.

Article 2 - The Company has its principal place of business and jurisdiction in the City of São Paulo, State of São Paulo.

Sole Paragraph– The Company may open branches, agencies, warehouses, offices and any other establishments in the country as per the resolutions taken by the Board of Officers.

Article 3 - The Company’s corporate purpose is to manage equity interests in companies that develop their core activities in the beauty field, including, but not limited to, fragrances, skincare products, haircare products and make-up, or in a field similar or complementary to that of beauty, including, but not limited to, home and fashion, as quotaholder or shareholder, in Brazil or abroad.

Paragraph 1 – The Company may directly develop other activities similar or complementary to the corporate purpose described in Article 3.

Paragraph 2 – The development of the activities by the companies in which the Company holds any type of direct or indirect interest takes into account the following factors: (i) the short- and long-term interests of the Company and shareholders thereof, and (ii) the short- and long-term economic, social, environmental, and legal effects, with respect to the associates, suppliers, partners, clients and other creditors thereof, as well as the communities in which the Company operates locally and globally.

Article 4 - The Company is incorporated for an indefinite term of duration.

CHAPTER II

CAPITAL STOCK, SHARES AND SHAREHOLDERS

Article 5 - The capital stock of the Company, fully subscribed to and paid in, is of six billion, nine hundred and thirty nine million, five hundred and eighty seven thousand, nine hundred and fifty reais and twenty three cents (R$6,939,587,950.23), divided into one billion, two hundred and fifty two million, one hundred and sixteen thousand and four hundred and thirty five (1,252,116,435) registered common shares, with no par value.

Article 6 - The Company is hereby authorized to increase its capital stock, regardless of a Bylaws amendment, up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, which will establish the terms of issuance, including the price and term for full payment.

Paragraph 1 – Within the limits of the authorized capital, the Board of Directors may approve the issuance of convertible warrants and debentures, as well as capital increases through the capitalization of profits or reserves, with or without stock dividends.

Paragraph 2 – The Company’s Board of Directors may grant call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of such options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

Article 7 - The capital stock of the Company will be represented solely by common shares, and each common share will be entitled to one vote on the resolutions to be adopted by the shareholders.

Article 8 - All shares of the Company will be in book-entry form and will be kept, in the name of the holders thereof, in a deposit maintained in a financial institution authorized to do business by the Brazilian Securities and Exchange Commission – CVM.

Sole Paragraph – The costs of transfers of the shares under custody may be charged directly to the shareholder by the depositary institution, as defined in the relevant custody agreement, with due regard to the maximum limit set by the Brazilian Securities and Exchange Commission – CVM.

Article 9 – The issue of new shares, convertible debentures into shares or warrants placed by way of sale on a stock exchange, public subscription or exchange of shares in a tender offer for control acquisition under the provisions of articles 257 to 263 of Law No 6,404/76, or also, under the terms of special law regarding tax incentives, may be given without the shareholders being granted preemptive rights in the subscription or with a reduction of the minimum period established by law to its exercise.

CHAPTER III

GENERAL MEETING AND COMPANY’S MANAGEMENT

SECTION I

GENERAL MEETING

Article 10 - The General Meeting may gather once a year and, on an extraordinary basis, when called pursuant to the law or these Bylaws.

Paragraph 1 – The resolutions of the General Meeting shall be taken by absolute majority of the votes, excluding blank votes, unless otherwise set forth in the applicable legislation..

Paragraph 2 – The General Meeting may only resolve on matters set out in the agenda, included in the respective call notices.

Article 11 - The General Meeting shall be called and presided by any of the Co-Chairmen of the Board of Directors or, in case of absence or impairment thereof, by the Executive Chairman of the Board of Directors or, still, in case of absence or impairment of the Co-Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, by the Company`s Corporate Governance Officer or whomever any of the foregoing may appoint. The Chairman of the General Meeting may appoint up to two (2) secretaries.

Article 12 - The General Meeting shall, in addition to the attributions set forth by law:

(viii)    elect and remove the members of the Board of Directors and the Fiscal Council members, when applicable;

(ix)       set the global fees of the members of the Board of Directors and of the Board of Officers, as well as the compensation of the Fiscal Council members, if operational;

(x)        approve any splitting or grouping of shares;

(xi)       approve share-based compensation programs for their managers and employees, as well as managers and employees of other companies directly or indirectly controlled by the Company;

(xii)      resolve on the allocation of the net income for the year and the distribution of dividends;

(xiii)     elect the liquidator, as well as the Fiscal Council that shall operate during the winding-up period; and

(xiv)     resolve on the Company’s exit from the Novo Mercado of B3.

Sole Paragraph - The Chairman of the Meeting shall observe and cause compliance with the provisions of the shareholders’ agreements filed at the Company’s principal place of business, and the votes rendered against the content of such agreements may not be taken into account.

SECTION II

MANAGEMENT BODIES

Subsection I

General Provisions

Article 13 - The Company will be managed by the Board of Directors and by the Board of Officers.

Paragraph 1 – The managers will take office by executing an instrument of investiture, which shall include their submission to the commitment clause referred to in article 35 of these Bylaws, drafted in a proper book, signed by the vested manager, the posting of a fidelity bond not being required.

Paragraph 2 –The managers shall hold their offices until the investiture of the substitutes thereof.

Paragraph 3 – The managers, in the exercise of their duties, shall observe the short and long-term interests of the Company, including the interests and expectations of its shareholders, employees, suppliers, partners, clients and other creditors, the communities in which the Company operates both locally and globally, as well as the environmental impacts.

Article 14 - The Meeting will set the aggregate annual amount to be distributed among the managers of the Company, and the Board of Directors will distribute such amount individually, subject to the provisions of these Bylaws.

Article 15 - Any of the management bodies shall validly meet with the attendance of the majority of its members and resolve by the vote of the majority of those present.

Paragraph 1 – In the event of tie in the voting of a matter at any meeting of the Board of Directors, the co-Chairman of the Board of Directors presiding over the meeting will have a casting vote to decide on the matter.

Paragraph 2 – Prior call notice of the meeting, as a condition for being valid, can only be waived if all members thereof attend such meeting, and for such purpose, the votes cast in writing shall be accepted.

Paragraph 3 – The meetings of the management bodies may be held exceptionally by conference call, videoconference, e-mail or any other means of communication that allows identification of the members and simultaneous communication with all other persons attending the meeting.

Paragraph 4 – Members who attend the meetings by conference call, videoconference or other means of communication under the terms of the paragraph above shall confirm their vote by means of a statement sent immediately after the meeting has ended to the person presiding the meeting, by letter, fax, e-mail or another means of communication allowing the member to be identified. Once the statement is received, the chairman of the meeting shall be vested with full powers to sign the minutes of the meeting on behalf of the referred member.

Subsection II

Board of Directors

Article 16 - The Board of Directors will be composed of at least nine (9) and no more than thirteen (13) members, who will be elected and removed by the Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being permitted.

Paragraph 1 - Out of the members of the Board of Directors, at least 2 (two) or twenty percent (20%), whichever is higher, shall be independent directors, as defined in the Novo Mercado Rules, provided that the qualification of the members appointed to the board of directors as independent directors will be resolved upon at the General Meeting that elects such independent directors, provided further that a director elected as permitted under Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 will also be deemed an independent director, if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the rounding to the whole number immediately higher will follow.

Paragraph 2 – The members of the Board of Directors shall have excellent reputation and unless otherwise permitted by the General Meeting, an individual who (i) holds a position in a company that may be considered as a competitor of the Company; or (ii) has or poses a conflict of interest with the Company may not be elected.

Paragraph 3 – Pursuant to Article 115, Paragraph 1 of Law No. 6,404/76, no voting rights may be exercised for the election of the members of the Board of Directors, where a conflict of interest with the Company exists.

Paragraph 4 – A member of the Board of Directors may not have access to information or take part in meetings of the Board of Directors that involve matters as to which such director has a conflict of interest with the Company or matters that could pose such a conflict of interest.

Paragraph 5 – In furtherance of its duties, the Board of Directors may establish committees or work groups having defined objectives and comprised of persons appointed by the Board from among the management of the Company and/or persons directly or indirectly related to the Company.

Article 17 – In the election of the members of the Board of Directors, the General Meeting shall first determine, by majority vote, the number of Board members to be elected by majority or multiple vote (if requested), and such number may be increased by up to one (1) member, in the event of the election of one (1) separate member by shareholders representing 10% of the capital stock, as provided for in paragraphs 4 and 5, of article 141 of Law No. 6,404/76.

Sole Paragraph- If the multiple vote process is not requested, according to the law, the General Meeting shall vote through slates previously registered with the presiding board, which shall assure to the holders of ten percent (10%) or more, individually or in block, of the Company’s common shares, the right to appoint a member. The presiding board shall not accept the registration of any slate in violation of the provisions of this article.

Article 18 - The Board of Directors will have up to three (3) Co-Chairmen of Board of Directors and one Executive Chairman of the Board of Directors and one Chief Executive of the Group, who will be elected by a majority vote of the directors at the first meeting of the Board held after investiture of the directors, or whenever resignation or vacancy occurs in these positions.

Paragraph 1 – Accumulation of the positions of Co-Chairman of the Board of Directors and Chief Executive of the Group by the same person is not allowed.

Paragraph 2 - Accumulation of the positions of Executive Chairman of the Board of Directors and Chief Executive of the Group by the same person is allowed.

Paragraph 3 – It shall be incumbent upon the members of the Board of Directors, at the first meeting that occurs immediately after their investitures, to set the number of Co-Chairmen and, then, to appoint who amongst them shall preside over the Board of Directors' meetings for their term of office.

Paragraph 4 - The appointed Co-Chairmen shall have, in addition to the legal attributions, the following attributions:

(a) coordinate the activities of the Board of Directors, seeking the effectiveness and good performance of the body and each of its members, serving as a link between the Board of Directors and the Chief Executive of the Group;

(b) to act with the purpose of enhancing the Company in accordance with its values, identity and origin;

(c) to maintain and develop institutional relationships of the Company with entities and authorities with the purpose of promoting and maintaining the Company’s interests;

(d) to maintain and develop the relationship with the Company’s shareholders;

(e) to promote the vision, image and general aspects of the independent Business Divisions inside the Company and before third parties;

(f) review and propose the compensation of the Executive Chairman of the Board of Executive and of the Chief Executive of the Group.

(g) with the support of the Executive Chairman of the Board of Directors and committees, to organize and coordinate the Board of Directors' meetings' agenda, the calendar of meetings and Annual Shareholders' Meetings, to call and preside the Board of Directors' Meetings, to assure that the directors receive the appropriate information for each meeting, as well as to assure the correct functioning of such body; and

(h) to establish and supervise the evaluation process of the Executive Chairman of the Board of Directors and of the Chief Executive of the Group, of the other members of the Board of Directors, individually, and of the Board of Directors itself as well as their committees, as collegiate bodies and the corporate governance secretary;

(i) to coordinate the preparation and updating of the succession plan for the Chief Executive of the Group; and

(j) at least one of them integrates and preside the Corporate Governance Committee and at least one of them integrates the Organization and People Committee.

Paragraph 5 - The Executive Chairman of the Board of Directors shall have, in addition to its legal attributions, as member of the Board of Directors, the following attributions:

(a) to supervise the execution of the long and short term strategy of the Group, in accordance with the objectives and interests of the group set forth by the shareholders and Board of Directors;

(b) to promote the governance, cadence and interaction levels between the Operational Committee of the Group, the Executive Committees of each Business Division, the Board of Directors, the Board of Officers and the shareholders of the Company;

(c) to collaborate with the Company's Board of Directors in the inspection of each Business Division;

(d) to support the Co-Chairmen in organizing and coordinating the Board of Directors' meetings' agenda, the calendar of meetings and Annual Shareholders' Meetings, to call and preside the Board of Directors' Meetings, to assure that the directors receive the appropriate information for each meeting, as well as to assure the correct functioning of such body

(e) to support the Co-Chairmen in establishing and supervising the evaluation process of the members of the Board of Directors, individually, and of the Board of Directors itself as well as their committees, as collegiate bodies and the corporate governance secretary.

Paragraph 6 - The Chief Executive of the Group shall have, in addition to its legal attributions, as member of the Board of Directors, the following attributions as chief executive of the business group formed by the Company and its subsidiaries, controlled and affiliated companies (“Group”):

(a) to preside over the Group's Operating Committee and coordinate the actions of the Company's and its subsidiaries, controlled and affiliated officers, maintaining each Business Unit with its own executive offices and executive committees;

(b) to enhance the collaboration and synergy between the management of each Business Division, referring the matters before the Board of Directors and the respective Committees;

(c) to propose to the Board of Directors, over time, attributions and tasks dedicated to the Company and Business Units; and

(d) to make recommendations to the Board of Directors and to the Board of Executive Officers of the Company with regards to the Group, management, from a perspective of results, resource allocation between the business divisions, talent management and cash flow, in order to assure that the management is aligned with the objectives and interests approved by the Board of Directors and by the Company's shareholders.

Paragraph 7 - In the event of vacancy in the position of member of the Board of Directors, the substitute will be appointed by the remaining members, who will temporarily exercise their term of office until the date of the next General Meeting to be held, which will appointed a new member (which may be the member temporarily appointed by the Board of Directors), who will serve for the remainder of the term until the end of the unified term. For the purposes of this Paragraph, vacancy will occur with the dismissal, death, resignation, proven impediment or disability.

Article 19 - The Board of Directors will hold regular meetings four (4) times a year and may hold extraordinary meetings whenever called by the Co-Chairman appointed under the terms of Paragraph 2 of the Article 18 or by the majority of directors.

Paragraph 1 – Notice to all meetings will be given at least seventy-two (72) hours in advance.

Paragraph 2 – All Board of Directors resolutions must be recorded in minutes transcribed on the appropriate book of the Board of Directors and executed by all attending directors.

Paragraph 3 - In the event of temporary absence of any director, it may be substituted at Board meetings by another director that it may have expressly appointed, case in which its attorney should be under a specific power of attorney, stating, among other things, the votes to be cast on the items of the agenda for each meeting. In such case, the substitute, in addition to its own vote, will cast the vote previously indicated by the absent director.

Article 20 – The Board of Directors shall, in addition to the other duties attributed thereto by the law or the Bylaws:

(xxviii)     exercise the normative functions of the Company’s activities, being entitled to call up for analysis and resolution any matter that is not understood as being under the exclusive authority of the General Meeting or of the Board of Officers;

(xxix)       set the general guidelines for the business of the Company;

(xxx)        elect and remove from office the Officers of the Company;

(xxxi)       attribute to the Officers the respective functions, observing the provisions of these Bylaws;

(xxxii)      resolve on the calling of the General Meeting, when it deems appropriate, or in the case of article 132 of the Law No. 6,404/76;

(xxxiii)     supervise the Officers’ management by inspecting, at any time, the Company’s books and documents, and requesting information on agreements executed or being transacted and any other acts;

(xxxiv)     review the quarterly results of operations of the Company;

(xxxv)      select and replace the independent auditors;

(xxxvi)     call for the presence of the independent auditors to provide clarification as required;

(xxxvii)    to issue an opinion on the Management Report and the accounts of the Board of Officers, and to resolve on the submission thereof to the General Meeting;

(xxxviii)   approve annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as to follow up on the implementation thereof;

(xxxix)      approve the creation and dissolution of a subsidiary and the Company's interest held in the capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other establishments of the Company abroad;

(xl)           determine the execution of inspections, audits or rendering of accounts in the Company's subsidiaries, controlled or affiliated companies, as well as in foundations sponsored by it;

(xli)          previously issue statements on any subject to be submitted to the General Meeting;

(xlii)         authorize the issue of shares of the Company, within the limits authorized in article 6 of the Bylaws, establishing the issue conditions, including the paying up price and term, being able also to exclude the preemptive right or reduce the period for its exercise in the issue of shares, subscription warrants and convertible debentures, whose placement is made by means of sale on the stock exchanges or by public subscription or in public offer for acquisition of control, under the terms set forth by law;

(xliii)        resolve on the Company’s acquisition of its own shares to hold them in treasury and/or subsequent cancellation or disposal;

(xliv)        resolve on the issue of warrants and approve the capital increase upon capitalization of profits and reserves, with or without stock dividends, pursuant to Article 6, Paragraph 1, of these Bylaws;

(xlv)        grant restricted shares and call options or options for subscription of shares, in accordance with plans or programs approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for shareholders upon the granting or exercise of the options, observing the balance of the authorized capital limit on the exercise date of the options for subscription of shares, together with the balance of treasury shares on the exercise date of the call options;

(xlvi)       establish the amount of the profit sharing of the officers, managers and employees of the Company;

(xlvii)      resolve on the issuance of debentures;

(xlviii)     authorize the Company to post bond with respect to third party obligations, except in case of wholly-owned subsidiaries of the Company;

(xlix)       approve the Board of Officer's authority and its policies, as well as any amendments thereto, which shall include rules for (a) the acquisition of fixed and intangible assets and the assumption of financial commitments, (b) the encumbrance of fixed and intangible assets, (c) the contracting of any fundraising and the issuance of any credit instruments to raise funds, whether bonds, notes, “commercial papers”, promissory notes and others, commonly used in the market, also deciding on its issuance and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the board of officers;

(l)           approve the hiring of a trustee providing book-entry share services;

(li)          dispose, in compliance with the rules of these Bylaws and current legislation, on the order of its work and adopt or issue rules for its operation;

(lii)         pronounce itself favorably or against any public offering for acquisition of shares contemplating shares issued by the Company, by means of a prior substantiated opinion, disclosed within fifteen (15) days as of the publication of the call notice of the public offering for acquisition of shares, which shall address at least: (i) the convenience and opportunity of the public offering for acquisition of shares regarding the interest of the group of shareholders, including the price and the potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public offering for acquisition of shares available on the market, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (CVM);

(liii)       decide on (i) the declaration of interim dividends, pursuant to Article 32, paragraph 3 of these Bylaws; and (ii) the payment or credit of interest on equity during the year to the shareholders, pursuant to the applicable law; and

(liv)       define the individualization of the global management compensation approved by the General Meeting.

Subsection III

Board of Officers

Article 21 - The Board of Officers, whose members may be elected and removed by the Board of Directors at any time, shall be composed of at least two (2) and at most 9 (nine) members, namely one Financial Officer, one Legal and Compliance Officer, one Global Officer of Operations and Procurement, one Executive Officer for Latin America, one Corporate Governance Officer, one Investor Relations Officer and the remaining Executive Officers, all of whom shall serve for a term of three (3) years and with reelection permitted, being the position of Investor Relations Officer of mandatory filling.

Paragraph 1 – The election of the Board of Officers shall occur preferably at the first meeting of the Board of Directors held after the Annual General Meeting.

Paragraph 2 - The Officers will be replaced, in cases of absence or temporary impediment, by another Officer, chosen by the Chief Executive of the Group. In case of vacancy, an interim substitute shall be appointed by the Chief Executive of the Group, until the Board of Directors elects a permanent replacement to serve the remainder of the term.

Paragraph 3 - Executive Officers may accumulate positions, observing the minimum number of two (2) members.

Article 22 - The Board of Officers has all powers to take the actions necessary to represent the Company and consummate the corporate purpose, however special they may be, including to waive rights, settle and agree, pursuant to the applicable legal or statutory provisions, the resolutions taken by the General Meeting and by the Board of Directors and the provisions and restrictions of authorities assigned to them by the Board of Directors, being specially responsible for:

(vii)       complying with and cause compliance with these Bylaws and the resolutions of the Board of Directors and the General Shareholders’ Meeting;

(viii)      preparing and submitting each year to the Group Operating Committee an strategic plan, the annual revisions thereof, and the general budget of the Company, and monitoring their implementation; for subsequent submission to the Board of Directors, under article 26, item “c” of these Bylaws;

(ix)         resolving on the establishment, transfer and closing of branches, agencies, warehouses, offices and any other establishments of the Company in Brazil

(x)          deciding, up to the authority limit determined by the Board of Directors, on the acquisition, disposal and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which the Company intends to invest;

(xi)         submitting, on a yearly basis, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, and the proposal pertaining to the use of profits ascertained in the previous year, to the appraisal of the Board of Directors; and

(xii)        submitting, on a quarterly basis, the detailed economic and financial interim balance sheet of the Company and controlled companies thereof.

Article 23 - The Officers, in addition to carrying out the activities attributed thereto by the Board of Directors, shall have the following duties:

Paragraph 1 - It is incumbent on the Chief Financial and Investor Relations Officer:

(a) to plan, implement and coordinate the financial policies of the Company, and to organize, prepare and monitor its budget;

(b) to prepare financial statements, and to manage the accounting activities and the treasury of the Company, in compliance with applicable legal requirements;

(c) to provide guidance to the Company on any decision-making that involves financial risks;

(d) to prepare financial reports and to provide information on his or her areas of responsibility to the bodies of the Company;

(e) to plan and carry out management policies for its areas of responsibility; and

(f) other duties that may be assigned from time to time by the Chief Executive of the Group.

Paragraph 2 - It is incumbent on the Legal and Compliance Officer:

(a) to advise and assist the Company with respect to legal matters;

(b) to defend the interests of the Company before third parties; and

(c) to develop and coordinate the compliance program of the Company.

(d) other duties that may be assigned from time to time by the Chief Executive of the Group.

Paragraph 3 - It is incumbent on the Global Operations and Purchasing Director:

(a) elaborate the Company's medium and long-term commercial strategy, through interactions with the departments of the Industrial, Supply, Logistics and Order cycle areas;

(b) monitor the Company's short-term commercial performance; and

(c) other duties that, from time to time, are determined by the Chief Executive of the Group

Paragraph 4 - It is incumbent on the Chief Executive for Latin America:

(a) evaluate, define and implement the company's business strategies in Latin America, leading the functional and business areas, as well as the future expansion of business to new countries; and

(b) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 5 – It is incumbent on the Corporate Governance Officer:

(a) organize and act as secretary to the meetings of the Board of Directors and its committees, being responsible for preparing the minutes of the meetings of these forums;

(b) organize the processes for integrating new members of the Board of Directors, boards and committees and new executives into the Group;

(c) assist the chairman of the Board of Directors in defining relevant matters in the agendas of meetings and optimization of human resources and infrastructure;

(d) establish the best dialogue between the Board of Directors and the Group's executive areas;

(e) prepare the annual activities calendar of the Board of Directors and the Annual General Meeting of shareholders;

(f) to guide the governance agents on their rights and obligations; and

(g) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 6 - It is incumbent on the Investor Relations Officer:

(a) to represent the Company before Brazilian Securities Commission – CVM and other authority bodies and institutions that act in the capital markets;

(b) to provide information to the investors, to the Brazilian Securities Commission - CVM, stock exchanges in which the Company has its securities negotiated and other bodies related to the activities developed in the capital markets, in accordance with applicable Brazilian and foreign laws; and

(c) to keep the record of the Company as a listed corporation updated with the Brazilian Securities Commission- CVM.

(d) other duties that, from time to time, are determined by the Chief Executive of the Group.

Paragraph 7 - It is incumbent on the Executive Officers, in addition to other attributions set forth by the Board of Directors:

(a) to foster the development of the activities of the Company, with due regard to its corporate purpose;

(b) to coordinate the activities of the Company and its subsidiaries;

(c) to conduct the budgetary management of areas of the Company under their supervision, including management and cost controls;

(d) to coordinate the actions of its area and its specific attributions with those of other officers; and

(e) to represent the Company before clients, the press, the society and legal, corporate and governmental entities, safeguarding the interests of the organization and caring for its image~~.~~;

(f) other duties assigned to them from time to time by the Chief Executive of the Group.

Article 24 - As a general rule and except for the cases covered in the subsequent paragraphs, the Company will always be legally represented by two (2) officers, or one (1) officer and one (1) attorney-in-fact, or two (2) attorneys-in-fact, within the limits of the respective powers of attorney.

Paragraph 1 – The acts for which these Bylaws require the prior consent of the Board of Directors may only be performed after this condition has been met.

Paragraph 2 - Pursuant to the provisions of this article, the Company may be represented by one (1) single Executive Officer or one (1) single attorney in fact, with special powers, in the following cases:

(a) where the act to be performed requires a single representative, the Company will be represented by any Officer or attorney-in-fact with special powers; and

(b) in the case of release and discharge of amounts payable to the Company, as well as in the case of correspondence not involving an obligation to the Company and for the performance of simple administrative routine of the Company, including those practiced before public authorities, government-controlled entities, Federal Revenue officers, State Treasury Departments, Municipal Treasury Department, Commercial Boards, Labor Courts, the Social Security Institute (INSS), the Severance Indemnity Fund (FGTS) and its collection banks and other similar acts and before the National Health Surveillance Agency~~.~~; and

(c) in the case of representation of the Company by the Investor Relations Officer before representing the Company before the Securities and Exchange Commission - CVM and other control bodies and institutions that operate in the capital market.

Paragraph 4 – The appointment of attorneys-in-fact must observe the following rules:

(a)       all powers of attorney will be granted jointly by any two (2) Officers;

(b)       if the purpose of the power of attorney is to take actions that require the prior authorization of the Board of Directors, the granting thereof shall be expressly conditioned upon the obtainment of such authorization, which shall be stated in the content thereof; and

(c)       unless otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company shall have a limited term of effectiveness, except for powers of attorney for representation in administrative proceedings and with a clause granting general authority to the attorney.

Paragraph 5 - The actions taken in violation of the provisions set forth in this article shall not be valid nor shall them be binding upon the Company.

Subsection IV

The Group Operating Committee

Article 25 - The Group Operating Committee, an advisory body directly linked to the Board of Directors, with operational autonomy, shall be composed of the following members:

(a) the Chief Executive of the Group;

(b) the chief executive of each of the Group's Business Units, as defined by the Board of Directors; and

(c) other directors or officers of the Company appointed by the Chief Executive of the Group and nominated by the Board of Directors.

Paragraph 1 - The Group's Operating Committee will be chaired by the Chief Executive of the Group.

Paragraph 2 - The Board of Directors will approve the Internal Regulations of the Group's Operational Committee, which will stipulate rules for calling, installation, voting and frequency of meetings, term of mandates and activities of the President of the Group's Operating Committee, among other matters.

Article 26 – It is incumbent on the Group's Operational Committee:

(a) assist the Board of Directors in the definition and implementation of the global strategy and in the development of the Group's activities, as well as in the supervision of each Business Unit, monitoring the implementation of decisions taken within the scope of the Board of Directors;

(b) identify synergies and opportunities for the Group between each Business Unit, both from the point of view of revenue as well as costs;

(c) review and submit to the Board of Directors the strategic plan, its annual reviews and the general budget of the Company, including the allocation of resources between the Business Units in accordance with the Group's strategic plan and business plan and supervise its execution;

(d) to watch over the organizational aspects of the Group, making recommendations to the Board of Directors on measures necessary for its fluidity and efficiency;

(e) act as a forum for discussion and recommendations on back office structures, procurement, IT platforms, real estate structure, capital and supply chain structure and other topics of interest to the Company; and

(f) promoting the creation of Centers of Excellence among the Business Units.

Subsection V

Audit, Risk Management and Finance Committee

Article 27 – The Audit, Risk Management and Finance Committee (“Audit Committee”), an advisory body directly related to the Board of Directors, with operational autonomy, shall be composed of at least three (3) members, of which:

(i) at least one (1) must be an Independent Director (as defined in the Novo Mercado Rules), to be appointed by the Board of Directors;

(ii) at least one (1) of them must have recognized experience in corporate accounting matters, in compliance with the applicable rules issued by the Brazilian Securities and Exchange Commission (CVM);

(iii) a least one (1) of them shall not be a member of the Company’s Board of Directors; and

(iv) one (1) may accrue the qualifications described in items “(i)” and “(ii)” above.

Paragraph 1 – The Audit Committee shall be coordinated by a Chairman designated upon appointing of the members of the Audit Committee, among the Independent Directors.

Paragraph 2 – The Board of Directors shall approve the Internal Rules of the Audit Committee, which shall stipulate rules for convening, installing, voting and periodicity of meetings, terms of office, qualification requirements of its members and activities of the Chairman of the Audit Committee, among other matters.

Paragraph 3 – The Audit Committee shall have its own dedicated budget approved by the Board of Directors, destined to cover expenses for its operation and the contracting of consultants for accounting, legal and other matters, when the opinion of an external or independent expert is required.

Article 28 – The Audit Committee shall:

(ix)       issue an opinion to the Board of Directors regarding the choice and hiring or dismissal of independent audit services of the Company, being responsible for defining the compensation and supervision of the independent auditors, and for monitoring the effectiveness of the work of the independent auditors and their independence, as well as for assessing the annual work plan of the independent auditor and submitting it for appraisal of the Board of Directors;

(x)        approve, prior to the resolution by the Board of Directors, any audit or extra-audit services provided by the independent auditor;

(xi)       assist the Board of Directors in monitoring and controlling the quality of the financial statements and assess the quarterly information, interim statement and financial statements;

(xii)      assist the Board of Directors in monitoring the effectiveness of risk management processes and the compliance duty and monitor the activities of internal audit and the internal control area of the Company;

(xiii)     assist the Board of Directors in monitoring the effectiveness of risk management and assess and monitor the risk exposure of the Company;

(xiv)     assess, monitor, and recommend to the management the correction or improvement of the internal policies of the Company, including the policies on transactions with related parties;

(xv)      have the means to receive, hold and treat information regarding relevant errors or frauds related to accounting, audit, internal controls and financial statements, as well as non-compliance with legal and normative provisions applicable to the Company, in addition to internal rules and codes, including with the projection of specific procedures for protection of the provider and confidentiality of the information;

(xvi)     other duties set forth in the Internal Rules of the Audit Committee

SECTION III

FISCAL COUNCIL

Article 29 - The Fiscal Council of the Company, having such powers and duties as set forth by law, shall be composed of three (3) acting members and same number of alternates.

Paragraph 1 – The Fiscal Council shall not operate on a permanent basis and shall only be installed upon call by the shareholders, in accordance with the legal provisions.

Paragraph 2 – The investiture of the members of the Fiscal Council, whether sitting members or alternates thereof, shall be conditioned upon the execution of the instrument of investiture, which must set forth that it shall be subject to the commitment clause referred to in article 36 of these Bylaws, as well as the compliance with the applicable legal requirements.

CHAPTER IV

DISTRIBUTION OF PROFITS

Article 30 – The fiscal year shall start on January 1 and end on December 31 of each year.

Paragraph 1 – At the end of each fiscal year, the Board of Officers shall prepare, pursuant to the applicable legal principles, the following financial statements:

(a) balance sheet;

(b) profit and loss statement;

(c) statement of comprehensive income;

(d) statement of changes in shareholders’ equity;

(e) statement of cash flows;

(f) statement of value added; and

(g) explanatory notes to the financial statements.

Paragraph 2 – The Board of Directors shall submit to the Annual General Meeting a proposal on the intended allocation of net profits, together with the financial statements of the year, subject to the provisions set forth in these Bylaws and in the law.

Article 31 - The shareholders shall be entitled to receive, in each year, as dividends a minimum mandatory percentage of thirty percent (30%) on the net profit, with the following adjustments:

(iv)       the addition of the amounts resulting from the reversal, in the year, of reserves for previously created contingencies;

(v)        deducting the amounts set aside during the year for establishment of the statutory reserve and contingency reserves; and

(vi)       whenever the amount of the minimum compulsory dividend exceeds the realized portion of the net profit for the year, the management may propose, and the General Meeting may approve, the allocation of the excess to create an unrealized profit reserve (article 197 of Law No. 6,404/76.)

Paragraph 1 – The General Meeting may assign to the managers a share in the profits, subject to the relevant legal limits. The payment of such profit sharing is conditioned upon the allocation to the shareholders of the compulsory dividend referred to in this article. Whenever the semi-annual balance sheet is prepared and interim dividends are paid based on it in an amount at least equal to thirty percent (30%) on the net profits of such period, calculated pursuant to this article, a share of the semi-annual profits may be paid to the managers, upon resolution of the Board of Directors, by referendum of the General Meeting.

Paragraph 2 – The Meeting may resolve on, at any time, distributing dividends due to preexisting profit reserves or profits accrued in the previous years, thus kept as a result of a resolution of the Meeting, after the compulsory dividend referred to in this article is assigned to the shareholders in each year.

Paragraph 3 – The Company may prepare semi-annual or other interim balance sheets, and the Board of Directors may resolve on the distribution of dividends from the account of profits ascertained in those balance sheets. The Board of Directors may also declare an interim dividend from the account of accrued profits or from profits reserves existing in those balance sheets or in the last annual balance sheet.

Paragraph 4 – The dividends not claimed within three (3) years shall become time-barred to the benefit of the Company.

Paragraph 5 - The Board of Directors may pay or credit interest on net equity pursuant to the applicable legislation.

Article 32 - The General Meeting may resolve on the capitalization of reserves created in semi-annual or interim balance sheets.

CHAPTER V

DISPOSAL OF SHARE CONTROL AND PUBLIC TENDER OFFER (OPA) DUE TO THE ACQUISITION OF A RELEVANT INTEREST

SECTION I

DISPOSAL OF SHARE CONTROL

Article 33 - The direct or indirect disposal of the Company’s Control, through a single transaction or through successive transactions, shall be contracted under the condition precedent or resolutory condition that the purchaser undertakes to carry out the public offering for acquisition of shares, the object of which shall be the shares issued by the Company and held by other shareholders, observing the conditions and the terms set forth in the legislation and in the prevailing regulations and in the Novo Mercado Rules, so as to ensure them a treatment equal to that provided to the disposing party.

SECTION II

TENDER OFFER (OPA) AS A RESULT OF REACHING A RELEVANT INTEREST

Article 33 - Any Relevant Shareholder that acquires or becomes the owner of shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall, within sixty (60) days as of the date of acquisition or the event that resulted in the ownership of shares in an amount equal to or higher than twenty-five (25%) of the total number of shares issued by the Company, register or apply for registration of, as the case may be, a public offering for the acquisition of all shares issued by the Company (“OPA”), in compliance with the provisions of the applicable regulations of the Brazilian Securities and Exchange Commission (CVM), the regulations of B3 and the terms of this article.

Paragraph 1 – The OPA shall be (i) directed indistinctly to all shareholders of the Company, (ii) carried out in an auction to be performed at B3, (iii) launched with the price determined pursuant to the provisions of paragraph 2 below, and (iv) paid at sight, in Brazilian currency, against the acquisition in the OPA of shares issued by the Company.

Paragraph 2 – The acquisition price in the OPA of each share issued by the Company cannot be lower than the result obtained applying the following formula:

OPA Price = Share Value

Where:

“OPA Price” ‘OPA Price’ means the acquisition price of each share issued by the Company in the OPA set forth in this article..

“Share Value” means the greatest amount between: (i) the highest unit quote achieved by shares issued by the Company during the period of twelve (12) months prior to the OPA in any stock exchange in which the Company’s shares are traded, (ii) the highest unit price paid by the Relevant Shareholder, at any time, for one share or tranche of shares issued by the Company; and (iii) the amount equivalent to twelve (12) times the Company’s Average Consolidated EBITDA (as defined in paragraph 11 below) less the Company’s net consolidated debt, divided by the total number of shares issued by the Company.

Paragraph 3 – The conduct of the OPA referred to in the main section of this article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, preparing a competitive OPA, pursuant to the applicable regulations.

Paragraph 4 – The conduct of the OPA referred to in the main section of this article may be waived upon affirmative vote of the shareholders representing the majority of the share capital at an extraordinary general meeting of the Company convened especially to resolve on the OPA.

Paragraph 5 – The Relevant Shareholder shall be obliged to comply with any requests or requirements from the Brazilian Securities and Exchange Commission (CVM) related to the OPA, within the maximum terms set forth in the applicable regulations.

Paragraph 6 – If the Relevant Shareholder fails to comply with the obligations imposed by this article, including with respect to the observance of the maximum terms to comply with any requests or requirements from the Brazilian Securities and Exchange Commission (CVM), if applicable, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder cannot vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this article, pursuant to the provisions of article 120 of Law No. 6,404/76.

Paragraph 7 – Any Relevant Shareholder that acquires or becomes the holder of other rights, including of usufruct or entailment, over the shares issued by the Company in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company shall be equally obliged to, within the maximum term of sixty (60) days counted as from the date of such acquisition or the event that resulted in the ownership of such rights over shares in an amount equal to or higher than twenty-five percent (25%) of the total number of shares issued by the Company, register or apply for registration of, as applicable, an OPA, pursuant to the terms described in this article 34.

Paragraph 8 – The obligations set out in article 254-A of Law No. 6,404/76 and in articles 33 and 35 of these Bylaws do not exempt the Relevant Shareholder from complying with the obligation set forth in this article.

Paragraph 9 – The provisions of this article 34 do not apply if a person becomes the holder of shares issued by the Company in an amount in excess of twenty-five percent (25%) of the total number of shares issued thereby as a result of (i) the merger of another company into the Company, (ii) the merger of shares from another company into the Company or (iii) the subscription of shares of the Company, carried out in a sole IPO approved at a General Shareholders’ Meeting of the Company, convened by its Board of Directors, and the capital increase proposal of which has determined the setting of the issue price of the shares based on an economic value obtained from a report on the economic and financial assessment of the Company prepared by a specialized institution or company with proven experience in the assessment of publicly-held companies.

Paragraph 10 – For purposes of calculation of the twenty-five percent (25%) of the total shares issued by the Company described in the main section of this article, the involuntary accretions of equity interests as a result of the cancellation of treasury shares or a reduction in the Company’s share capital with the cancellation of shares.

Paragraph 11 – For purposes of these Bylaws, the capitalized terms below shall have the following meanings:

“Relevant Shareholder” means any person (including, but not limited to, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other type of organization, resident, domiciled or with principal place of business in Brazil or abroad), or a group of persons bound by a voting trust with the Relevant Shareholder and/or that acts representing the same interest as the Relevant Shareholder, that may subscribe and/or acquire shares of the Company. Examples of a person that acts representing the same interest as the Relevant Shareholder include any person (i) that is directly or indirectly controlled or managed by such Relevant Shareholder, (ii) that controls or manages, in any way, the Relevant Shareholder, (iii) that is directly or indirectly controlled or managed by any person that directly or indirectly controls such Relevant Shareholder, (iv) in which the controlling shareholder of such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital,

(v) in which such Relevant Shareholder holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital, or (vi) that holds, directly or indirectly, an equity interest equal to or higher than thirty percent (30%) of the share capital of the Relevant Shareholder.

“Outstanding Shares” means all shares issued by the Company, except for those (i) held directly or indirectly by the Controlling Shareholder and/or persons related thereto; (ii) held in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) held directly or indirectly by the managers of the Company.

“Average Consolidated EBITDA of the Company” is the arithmetic means of the Consolidated EBITDA of the Company for the two (2) most recent full fiscal years.

“Consolidated EBITDA of the Company” means the consolidated operating profit of the Company before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as ascertained based on the audit consolidated financial statements related to the end of the most recent fiscal year made available by the Company to the market.

Paragraph 12 – If the regulations of the Brazilian Securities and Exchange Commission (CVM) applicable to the OPA set forth in this article determine the adoption of a calculation criterion to set the acquisition price of each share of the Company in the OPA that results in an acquisition price higher than that determined pursuant to Paragraph 2 above, the acquisition price calculated pursuant to the regulations of the Brazilian Securities and Exchange Commission (CVM) shall prevail.

Article 35 - Any Relevant Shareholder that has subscribed for and/or acquired shares issued by the Company in an amount equal to or higher than thirty percent (30%) of the total number of the Company’s Outstanding Shares and that wishes to carry out a new acquisition of shares issued by the Company in an stock exchange shall be obliged to, prior to each new acquisition, inform the Company and B3 in writing of its intention to acquire other shares issued by the Company, at least three (3) business day prior to the expected date of the new acquisition of shares, always pursuant to the prevailing legislation, the regulations of the Brazilian Securities and Exchange Commission (CVM) and the applicable regulations of B3.

Sole Paragraph – If the Relevant Shareholder fails to comply with the obligations imposed by this article, the Company’s Board of Directors shall convene an Extraordinary General Meeting, in which the Relevant Shareholder cannot vote, to resolve on the suspension of the exercise of the Relevant Shareholders’ rights that failed to comply with any obligation imposed by this article, pursuant to the provisions of article 120 of Law No. 6,404/76.

CHAPTER VI

ARBITRATION COURT

Article 36 – The Company, its shareholders, managers and Fiscal Council members, whether sitting or alternates, if any, undertake to solve, through arbitration, before the Market Arbitration Chamber, pursuant to its regulations, any disputes that may arise among them, related to or as a result of being an issuer, shareholders, managers and Fiscal Council members, specially arising out of the provisions set forth in Law No. 6,385, of December 7, 1976, in Law No. 6,404/76, in the Company’s Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission (CVM), as well as in the other rules applicable to the operation of the capital market in general, in addition to those set out in the Novo Mercado Rules, the other regulations of B3 and in the Novo Mercado Participation Agreement.

CHAPTER VII

LIQUIDATION OF THE COMPANY

Article 37 - The Company shall be liquidated in cases determined by law, and the General Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate during said period, in compliance with the legal formalities.

CHAPTER VIII

INDEMNIFICATION AGREEMENT

Article 38 – Within the limits set forth in this Article, the Company shall indemnify and hold their Directors, members of Committees and other employees that hold management positions or roles in the Company (jointly or separately, “Beneficiaries”) harmless, in case of any damage or loss actually incurred by the Beneficiaries in view of the regular exercise of their duties in the Company.

Paragraph 1 – The Company shall not indemnify the Beneficiary for (i) actions taken out of the scope of the exercise of the duties or powers; (ii) actions taken with bad faith, gross negligence, fault or fraud; (iii) actions taken to own benefit thereof or that of third parties, in violation of the company’s corporate interest; (iv) indemnifications resulting from a social action set forth in article 159 of Law No. 6,404/76 or reimbursement of losses addressed in article 11, paragraph 5, II of Law No. 6,385, of December 7, 1976; and (v) other exclusions of indemnification set forth in the indemnification agreement entered into with the Beneficiary.

Paragraph 2 - In case the Beneficiary is sentenced, by a final and unappealable court, arbitration or administrative decision and which cannot be appealed in view of the actions taken (i) out of the scope of the exercise of its duties; (ii) with bad-faith, gross negligence or upon fraud; or (iii) in its own interest or that of third parties, in violation of the Company’s social interest, it shall reimburse the Company for all costs and expenses incurred with the legal assistance, pursuant to the prevailing legislation.

Paragraph 3 – The indemnification conditions and limits objects of this article shall be established in an indemnification agreement, the standard form of which shall be approved by the Board of Directors, without prejudice to the taking out of a specific insurance to cover for management risks.

CHAPTER IX

FINAL AND TRANSITIONAL PROVISIONS

Article 39 - Situations not mentioned in these Bylaws shall be settled at the General Meeting and under the provisions of Law No. 6,404/76, with due regard to the Novo Mercado Rules.

Article 40 - The Company shall comply with the shareholders’ agreements filed at its principal place of business, and the members of the presiding board of the General Meeting or of the Board of Directors shall be expressly forbidden to accept and consider any vote by any shareholder, signatory to the shareholders’ agreement duly filed at the principal place of business, cast in violation of what was agreed upon in such agreement, and the Company shall also be expressly forbidden to accept and proceed with the transfer of shares and/or encumbrance and/or assignment of a preemptive right to subscription of shares and/or other securities in violation of the provisions and terms agreed upon in the shareholders’ agreements.

Article 41 - The Company may not grant financing or guarantees of any type to third parties, in any way, for businesses foreign to its corporate interests.

Sole Paragraph – The Company may not grant financing or guarantees of any type, in any way, to the controlling shareholders.

Article 42 - The provisions of Section II Chapter V of these Bylaws do not apply to shareholders of the Company who are signatories of the Shareholders Agreement of the Company, dated September 4, 2019 and filed at the headquarters of Company, as well as to the purchasers of shares of the Company through Permitted Transfers, as defined in such Shareholders Agreement, including but not limited to purchasers who are (i) descendants and partners, heirs or legatees of the shareholders, who acquire the related shares (and/or shares issued by Natura Cosméticos S.A. that come to contribute to the capital of the Company), as a result of the advance of a legitimate, inheritable donation or succession; or (ii) holding companies, mutual funds, trusts or similar fiduciary entities, with beneficiaries being its own shareholders, its descendants, partners, heirs or legatees..

Item 6

Distance voting ballot for the extraordinary general shareholders meeting to be held on August 27, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on July 28, 2020.

Assembleia pendente de aprovação

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - NATURA &CO HOLDING S.A. to be held on 08/27/2020

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

This remote voting bulletin (“Bulletin”) refers to the Extraordinary General Meeting of Natura &Co

S.A. (“Natura &Co” or “Company”) to be held on August 27, 2020, at 9:00 a.m., (“EGM”), and it must be filled if the shareholder chooses to exercise their remote voting right, as per article 121, sole paragraph, of Law 6,404/1976 and CVM Rule 481/2009 (“CVM Rule 481”).

If the shareholder wishes to exercise their remote voting right, they must fill the fields above with their full name (or corporate name, in case of a legal entity) and the CNPJ or CPF. Providing an e- mail address is advisable but not mandatory.

This Bulletin shall be deemed valid and the votes rendered therein shall be accounted as integral part of the EGM quorum if (i) all fields are duly completed; (ii) all pages are initialed by the shareholder (or their legal representative, as the case may be); and (iii) the shareholder (or their legal representative, as the case may be) has signed it.

The deadline for submission of this Bulletin, directly to the Company or through service providers (as per article 21-B of CVM Rule 481), is August 20, 2020 (including such date). The Bulletins received after this date will be ignored.

Instructions on how to cast your vote

This remote voting bulletin (“Bulletin”) refers to the Extraordinary General Meeting of Natura &Co

S.A. (“Natura &Co” or “Company”) to be held on August 27, 2020, at 9:00 a.m., (“EGM”), and it must be filled if the shareholder chooses to exercise their remote voting right, as per article 121, sole paragraph, of Law 6,404/1976 and CVM Rule 481/2009 (“CVM Rule 481”).

If the shareholder wishes to exercise their remote voting right, they must fill the fields above with their full name (or corporate name, in case of a legal entity) and the CNPJ or CPF. Providing an e- mail address is advisable but not mandatory.

This Bulletin shall be deemed valid and the votes rendered therein shall be accounted as integral part of the EGM quorum if (i) all fields are duly completed; (ii) all pages are initialed by the shareholder (or their legal representative, as the case may be); and (iii) the shareholder (or their legal representative, as the case may be) has signed it.

The deadline for submission of this Bulletin, directly to the Company or through service providers (as per article 21-B of CVM Rule 481), is August 20, 2020 (including such date). The Bulletins received after this date will be ignored.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The shareholder that chooses to exercise their respective remote voting right shall deliver this Bulletin directly to the Company or transmit the fill-out instructions to eligible service providers, as instructed below.

1.  Casting a vote through service providers – Remote voting system

The shareholder that chooses to exercise their remote voting right through service providers must transmit their vote instructions to their respective custodian agent providing such service, in case of shareholders who hold shares in custody of the central depositary, or to Itaú Corretora de Valores S.A. (“Itaú”), a financial institution engaged by the Company for the provision of securities bookkeeping services, in case of shares which are not in custody in the central depositary, subject to the rules and terms set forth thereby. In order to do so, the shareholder shall contact their custody agents or Itaú, as the case may be, and verify the procedures established thereby to issue Bulletin voting instructions, and the documents and information required thereby for such purpose.

The shareholder shall send the Bulletin fill-out instructions to their custody agents or to the bookkeeping agent before the EGM as set forth by CVM Rule 481 (that is, seven (7) days before the EGM, i.e., on or before August 20, 2020 (including such date), except if another term is set by their custody agents or the bookkeeping agent. Said service providers shall notify the shareholder that they received the voting instructions or that they must be rectified or sent again, providing for the applicable procedures and terms.

As determined by CVM Rule 481, said service providers, upon receiving the voting instructions of shareholders through their respective custody agents or bookkeeping agent, shall disregard any diverging instructions regarding a resolution that have been issued by the same CPF or CNPJ.

2.  Bulletin sent by the shareholder directly to the Company

The shareholder that chooses to exercise their remote voting right by sending this Bulletin directly to the Company shall send the documents listed below to the following address: Avenida Alexandre Colares, No. 1188, Room A17, Block A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, at the attention of “Tamires Quirino Parini - Investor Relations Office – EGM August/2020”.

(i)  a hard copy of this Bulletin, duly filled out, initialed and signed, with the signature being certifie by a notary public; and

(ii) a certified copy of the following documents: (a) individual shareholders: an identificatio document with photograph; (b) legal entity shareholders: certified copies of the last restatement of the bylaws or articles of association and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with photograph of the legal representative(s); (c) shareholders that are investment funds: certified copies of the latest restated rules of the fund, bylaws or articles of association of its managers and evidentiary documentation of representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s).

The Company will not demand certification of signature and/or consularization or apostille of the

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - NATURA &CO HOLDING S.A. to be held on 08/27/2020

The Company will not demand certification of signature and/or consularization or apostille of the proxy instruments granted by the shareholder to their respective representatives, nor will it demand a sworn translation of the powers of attorney and documents drawn up or translated into Portuguese or English, or those documents attached with the respective translations into such languages.

The Bulletin and the relevant documentation shall only be deemed received by the Company and, therefore, taken into consideration for the quorums of the EGM, if the Company receives the hard copy of such documents as per items (i) and (ii) above, up to seven (7) days before the date the EGM is to be held, that is, up to August 20, 2020 (including such date). The Bulletins and the relevant documentation received after this date will be ignored.

Within three (3) days after the receipt of the hard copies of said documents, the Company shall send a notice to the shareholder to the e-mail address stated by the shareholder in the Bulletin , regarding the receipt of the documents and the acceptance thereof.

The Bulletin may also be sent to the electronic address ri@natura.net (Subject: Remote Voting Bulletin), and, in such case, it will also be necessary to send a hardcopy of the original and related documentation.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

Electronic address: ri@natura.net

Avenida Alexandre Colares, No. 1188, Room A17, Block A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, to “Tamires Quirino Parini - Investor Relations Office – EGM August/2020”.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Itaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, No. 3.500, 3º andar, São Paulo, SP

Phone: +55 (11) 3003-9285 (capitals and metropolitan regions)

Phone: +55 (11) 0800 7209285 (other locations)

Service hours: business days from 9 a.m. to 6 p.m.

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Resolutions concerning the Extraordinary General Meeting (EGM)

Simple Resolution

1. Approval of the management proposal for the amendment of Article 5 of the Companys Bylaws to reflect the share capital recorded at the meetings of the Board of Directors held on June 30, 2020 and July 27, 2020.

[ ] Approve [  ] Reject [  ] Abstain

Simple Resolution

2. Approval of the management proposal for the change of the Companys authorized capital, with the consequent amendment of the main section of Article 6 of the Bylaws, so that the share capital can be increased up to the limit of one billion and five hundred million (1,500,000,000) common shares, with no par value, upon a resolution of the Board of Directors, regardless of a Bylaws amendment.

[  ] Approve [  ] Reject [  ] Abstain

Simple Resolution

3. Approval of the management proposal so that General Meetings can be installed and chaired by the Companys Corporate Governance Officer in case of absence or impairment of the Co- Chairmen of the Board of Directors and the Executive Chairman of the Board of Directors, with the consequent amendment of Article 11 of the Bylaws.

[  ] Approve [  ] Reject [  ] Abstain

Simple Resolution 4. Approval of the management proposal for restatement of the Company’s Bylaws to reflect the

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - NATURA &CO HOLDING S.A. to be held on 08/27/2020 modifications indicated above. [ ] Approve [ ] Reject [ ] Abstain

Simple Question

5. If a second call is necessary regarding the EGM, may the voting instructions included in this Bulletin be considered also in the event of resolution for the matters of the EGM at a second call?

[  ] Yes [  ] No [  ] Abstain

City :

Date :

Signature :

Shareholder’s Name :

Phone Number :